EXHIBIT A

SLIDE DECK



Investor Presentation | 2023

Creating a profitable, innovative live entertainment brand that promotes creativity, diversity, inclusivity and fun. Bringing people together through music, art and inspiring performances.

 **GREENVILLE SNAPSHOT**

SEEKING $10M IN EQUITY WITH A PROJECTED 21%+ IRR

- 1,700 capacity music venue and 400 capacity small room
- 250 capacity patio and 125 capacity VIP club
- $1.2 million invested to date
- Management team has extensive industry experience and proven record of success
- Plans approved by the city and pre-construction underway
- Favorable 20-year lease
- Project eligible for abandoned building credits of 12.5%
- Prime location in Greenville's vibrant downtown entertainment district
- Tourism and economic impact generator, creating more than 500 direct and indirect hospitality and music industry jobs
- Venue will be independent and open to all qualified promoters

MICHAEL GROZIER
Founder & CEO

Over 30 years of experience in club and theater management, with an emphasis on brand building, culture, operational excellence, people management, and profitability. Involved in operating 100+ venues and opening more than 25 venues.



- Started at Hard Rock Cafe in New York City with Isaac Tigrett. Together, they created the House of Blues brand, opening 13 locations across the United States.

- Developed House of Blues Premium VIP membership club, "Foundation Room", doubling revenue in same-venue sales from $14M to $28M in three years.

- Following Live Nation's acquisition of House Of Blues, Michael was promoted to EVP of Live Nation Clubs and Theaters. In this role, he re-engineered the division and delivered more than $250M in annual revenue, achieving EBITDA of $35M and maintaining 10-year 19% CAGR.

- Co-founded the Music Forward Foundation which has invested more than $42 million into local communities, impacting over one million young lives through art, music and career building in the entertainment industry.



Painted on site by local artist Ninja Picasso





COMPLETED
Lease and permits secured
Site development and
Pre-construction underway

SUMMER 2023
Funding
Brand Awareness Campaign

FALL 2023
Construction begins
Booking begins

FALL 2024
FF&E Installs
Marketing and Training

WINTER 2024
Operation begins

Trueline - Greenville Timeline

INVESTMENT TIERS
3 TIERS OF OPPORTUNITY



$10M in equity financing with a projected IRR of 21+%. Combined, the investors will own 30% of the equity in the company. Investors will receive pro-rata equity based on their total investment.

Rockstar Investor- Minimum investment of $1 Million
- 15% "Main Event" preferred return, 7.5% "Pre-Show" preferred return*
- Pro-rata shares of equity in the company
- First right of refusal for naming rights and sponsorship opportunities
- Club Premium Membership for 10 people in perpetuity
- Permanent and unique recognition in the venue (TBA)
- Entourage Privileges
- Ticket concierge services
- One seat on the Advisory Board of Directors

In the Band Investor - Minimum investment of $250,000
- 13.5% "Main Event" preferred return, 6.75% "Pre-Show" preferred return*
- Pro-rata shares of equity in the company
- Club Premium Membership for 6 people for 3 years
- Investments over $500,000 will also include permanent recognition in the venue.

Rising Star Investor - Minimum investment of $1,000
- 12% "Main Event" preferred return, 6% "Pre-Show" preferred return*
- Pro-rata shares of equity in the company
- Investments over $50,000 will include Club Membership for 1 person for 1 year

* "Pre-Show" preferred return is accrued during the construction period, with the "Main Event" preferred return starting to accrue/be paid earlier of: the company opening or 18 months.

10-YEAR PRO FORMA



Profit Center	EBIDTA Margin
Programmable Nights	65-70%
Maximize Ticket Sales & Revenue	15-25%
Food & Beverage	60%
VIP Products	85-90%
Sponsorships	85%
Merchandise	10-50%

All rooms designed to allow for multiple same-day bookings

Accounts	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Music Hall (1,700 cap)	130	145	152	155	158	161	164	167	170	173
Small Room (400 cap)	180	200	200	200	200	200	200	200	200	200
Private Events / Rentals	42	52	62	64	66	68	70	72	74	76
Events	352	397	414	419	424	429	434	439	444	449
Paid Fans	184,440	217,485	226,126	230,385	234,682	238,979	243,276	247,573	251,869	256,166
Total Fans	230,550	260,982	271,351	276,462	281,618	286,775	291,931	297,087	302,243	307,400
Ticket Revenue	$2,646k	$3,457k	$3,707k	$3,845k	$3,986k	$4,127k	$4,269k	$4,410k	$4,552k	$4,693k
Food & Beverage	$2,870k	$3,276k	$3,435k	$3,529k	$3,626k	$3,722k	$3,818k	$3,914k	$4,010k	$4,106k
Ticketing Fees	$763k	$1,012k	$1,086k	$1,125k	$1,165k	$1,205k	$1,245k	$1,284k	$1,324k	$1,364k
Upsells / VIP	$963k	$1,095k	$1,178k	$1,245k	$1,313k	$1,382k	$1,450k	$1,519k	$1,588k	$1,656k
Private / Rentals	$630k	$1,122k	$1,500k	$1,672k	$1,862k	$2,052k	$2,242k	$2,433k	$2,623k	$2,813k
Sponsorship / Merch / Other	$406k	$621k	$721k	$785k	$853k	$921k	$988k	$1,056k	$1,124k	$1,191k
TOTAL REVENUE	**$8,278k**	**$10,584k**	**$11,627k**	**$12,201k**	**$12,805k**	**$13,409k**	**$14,013k**	**$14,616k**	**$15,220k**	**$15,824k**
Talent	$1,693k	$2,351k	$2,521k	$2,614k	$2,711k	$2,807k	$2,903k	$2,999k	$3,095k	$3,191k
F&B COGS	$1,148k	$1,311k	$1,374k	$1,412k	$1,450k	$1,489k	$1,527k	$1,566k	$1,604k	$1,643k
Event Labor	$984k	$1,149k	$1,274k	$1,329k	$1,387k	$1,444k	$1,502k	$1,560k	$1,617k	$1,675k
Marketing	$461k	$544k	$565k	$576k	$587k	$597k	$608k	$619k	$630k	$640k
Private / Rental Expenses	$180k	$291k	$406k	$430k	$454k	$478k	$502k	$526k	$551k	$575k
Other Variable Exp	$720k	$740k	$746k	$806k	$868k	$930k	$992k	$1,054k	$1,117k	$1,179k
TOTAL VARIABLE EXP	**$5,187k**	**$6,386k**	**$6,886k**	**$7,167k**	**$7,456k**	**$7,745k**	**$8,035k**	**$8,324k**	**$8,613k**	**$8,902k**
TOTAL CM	**$3,091k**	**$4,198k**	**$4,742k**	**$5,034k**	**$5,349k**	**$5,663k**	**$5,978k**	**$6,293k**	**$6,607k**	**$6,922k**
Salary & benefits	$979k	$1,014k	$1,064k	$1,110k	$1,158k	$1,204k	$1,252k	$1,302k	$1,354k	$1,409k
Rent	$277k	$281k	$286k	$291k	$296k	$302k	$307k	$312k	$318k	$323k
Occupancy (CAM, Utilities, R&M)	$219k	$227k	$234k	$242k	$251k	$259k	$267k	$276k	$284k	$292k
SG&A (Insurance, Software)	$520k	$595k	$636k	$661k	$688k	$714k	$740k	$766k	$792k	$818k
Total Fixed	**$1,995k**	**$2,118k**	**$2,221k**	**$2,305k**	**$2,393k**	**$2,479k**	**$2,566k**	**$2,656k**	**$2,748k**	**$2,843k**
EBIDTA	**$1,096k**	**$2,081k**	**$2,520k**	**$2,729k**	**$2,956k**	**$3,185k**	**$3,412k**	**$3,636k**	**$3,859k**	**$4,079k**
Bank Debt*	$0k	$0k	$0k	$0k	$0k	$0k	$0k	$0k	$0k	$0k
Working Capital Reserve**	$0k	($75k)	($75k)	($75k)	($75k)	($75k)	($75k)	($75k)	($75k)	($75k)
Distributable Cash Flow	**$1,096k**	**$2,006k**	**$2,445k**	**$2,654k**	**$2,881k**	**$3,110k**	**$3,337k**	**$3,561k**	**$3,784k**	**$4,004k**

*Assumes the company is successful in securing $3.5M debt with favorable payment terms

**Assumes there is sufficient working capital remaining from initial debt and investment. $75k annual to cover any capex requirements.

10-YEAR CASH FLOW PROJECTIONS





Deal Structure Details & Financing

Deal Structure	A: Rockstar	B: In the Band	C: Rising Star	SBA 7(a) loan	Debt Financing
Principal Amount:	$5,000,000	$2,500,000	$2,500,000		$3,500,000
Rate (%):	15.0%	13.5%	12.0%		7.5%
% Principal Annual Payback:	90%	90%	90%	Term (Years):	20
LP Ownership Rate:	30%	30%	30%	Annually:	$338,349
Investment class Ratio:	50%	25%	25%		

Cash Flow Details & Structure

Year	Pre-opening	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Principal Outstanding - Class A	$5,000,000	$5,000,000	$4,981,379	$4,853,082	$4,510,939	$4,032,095	$3,391,264	$2,567,534	$1,538,939	$280,807	$0
Principal Outstanding - Class B	$2,500,000	$2,500,000	$2,490,689	$2,426,541	$2,255,469	$2,016,047	$1,695,632	$1,283,767	$769,470	$140,403	$0
Principal Outstanding - Class C	$2,500,000	$2,500,000	$2,490,689	$2,426,541	$2,255,469	$2,016,047	$1,695,632	$1,283,767	$769,470	$140,403	$0
EBITDA	$0	$1,096,136	$2,080,785	$2,520,398	$2,729,233	$2,956,324	$3,184,936	$3,411,605	$3,636,255	$3,858,807	$4,079,181
Preferred Return	($891,406)	($2,278,906)	($1,382,333)	($1,346,730)	($1,251,786)	($1,118,906)	($941,076)	($712,491)	($427,056)	($77,924)	$0
Debt Financing	$0	($338,349)	($338,349)	($338,349)	($338,349)	($338,349)	($338,349)	($338,349)	($338,349)	($338,349)	($338,349)
Additional Cash Flow*	$0	$1,562,500	$0	$0	$0	$0	$0	$0	$0	$0	$0
Working Capital Reserve	$0	$0	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)
Distributable Cash Flow	**($891,406)**	**$41,380**	**$285,103**	**$760,319**	**$1,064,099**	**$1,424,069**	**$1,830,511**	**$2,285,765**	**$2,795,850**	**$3,367,534**	**$3,665,831**
Investor Portion	$0	$37,242	$256,593	$684,287	$957,689	$1,281,662	$1,647,460	$2,057,189	$2,516,265	$1,384,669	$1,099,749
Manager Portion	$0	$4,138	$28,510	$76,032	$106,410	$142,407	$183,051	$228,577	$279,585	$1,982,865	$2,566,082
Unpaid preferred return from pre-opening carried over to Year 1											
Total Investor Distribution**	$0	$2,316,148	$3,955,074	$5,986,091	$8,195,566	$10,596,134	$13,184,669	$15,954,349	$18,897,669	$20,360,263	$21,460,012

* Trueline portion of Abandoned Building Credit

** Cumulative preferred return, principal payback, and profit share

APPENDIX





Population within 200 miles:
22,345,425

Greenville:
A routable city for tours. A driveable city for fans.

Trueline fills a gap in the market for an intentionally designed live music venue, positioning Greenville to be a must-play city.



TRUELINE IS WITHIN WALKING DISTANCE OF

20+ HOTELS 10K+ ROOMS

110 RESTAURANTS

8,000+ PARKING SPOTS

Greenville is a strong base for special events, corporate entertainment, VIP membership, and sponsorships



Top 10 Fastest Growing U.S. Cities – *CNN Money*

Top 10 Underrated Cities for Art Lovers – *US News*

#3 Top New Foodie Cities in America – *People*

52 Places to Go (IN THE WORLD) – *New York Times*





Greenville's top employers include globally recognized brands – many of which have their North American headquarters here.







10 colleges & universities are located within 35 miles of the city.

BLUEPRINTS



Stage to Balcony 30'

14' H



14' H

Main Floor
1500 Cap

VIP Entrance
& Elevator

Outdoor Patio
250 Cap

RHETT ST

Main
Entrance

WARDLAW ST

VIP Club
125 Cap

Small Room
400 Cap

Balcony
250 Cap

Trueline

Inspiration














ARTISTS PERFORMING AT VENUES OF SIMILAR SIZE



Country
Cole Swindell
Lainey Wilson
Orville Peck
Brett Young

Rock
Coheed & Cambria
Cake
Yellowcard
The Struts

Indie
Lake Street Dive
Noah Kahan
First Aid Kit
Boygenius



Urban/R&B
H.E.R.
Lil Wayne
Ice Spice
Run the Jewels

Top 40/Pop
Charli XCX
Lil Nas X
Kesha
Bebe Rexha



Comedy Variety
Dita Von Teese
Ali Wong
Dr. Neil deGrasse Tyson
David Sedaris

RISKS & DISCLOSURES



The material contained in this Investment Summary (this "summary") is being furnished on a highly confidential basis to select qualified investors for their consideration in connection with an investment in Trueline (the "Company"). This Summary is for the confidential and exclusive use of the persons to whom it has been delivered by Michael Grozier (the "Manager"). It may not be reproduced, provided, or disclosed to others without the prior written authorization of the Manager and must be returned to the Manager upon request.

This Summary does not constitute an offer to sell or the solicitation of an offer to purchase an interest in the Company or any other securities. Any offer to sell or solicitation of an offer to purchase an interest in the Company, if made, shall only be made by delivery of the operating agreement and other governing documents of the Company.

This Summary is intended only as a summary of selected information about the Company for discussion purposes, is not to be used for any other purpose, and does not purport to be a complete description of the terms or risks of the investment in the Company. The views expressed herein are those of the Manager as of June 30th, 2023, and not any later date. An investor should conduct an independent investigation and assessment of an investment in the Company and make additional inquiries as it deems necessary or appropriate. They should not rely solely on the information contained in this Summary.

No representation of assurance is being made that the Company will be able to achieve its targeted returns, results, or asset allocation or that the Company will be able to implement its investment strategy or achieve its investment objectives.

Statements in this Summary that are not historical facts are based on the Manager's current expectations, estimates, projections, and opinions and include "forward-thinking" statements. Such statements involve assumptions and known and unknown risks and uncertainties, and such statements are not necessarily indicative of future performance or results of the Company. Actual events, performance, or results may differ materially from those reflected or contemplated in this Summary.

Additionally, this Summary contains statements about the past performance of investments by the principals of the Manager. Such past performance is not necessarily indicative of future performance or results of the Company either.

Certain economic, market, and other information contained herein has been obtained from published sources prepared by third parties. While such sources are believed to be reliable, the Manager does not assume any responsibility for the accuracy or completeness of such information.

RISKS & DISCLOSURES CONT.



Investment in the Company is subject to significant risks due to, among other things, the nature of the Company's investments. The Company's operating agreement and other governing documents will outline these risks in greater detail. There will be no public market for investments in the Company, and investments in the Company will be subject to limitations on transfer. Investors should regard their investments as illiquid and not invest in the Company unless they are prepared to lose all or a substantial portion of their investment. All prior investment results are approximated and have been internally prepared in good faith by affiliates of the Manager and are not audited. Past performance is no guarantee of future results.

This Summary does not constitute an offer to sell any security or the solicitation of an offer to purchase any security or other jurisdiction. Based on our prior relationship with you, the Summary is furnished to you and should not be forwarded or displayed to anyone else. While the information provided in this Summary is believed to be accurate and reliable, no representation or warranty, express or implied, is being made as to the accuracy or completeness of the information contained in this Summary, and nothing in this Summary is or shall be relied upon as a promise or representation or warranty whether as to the past or the future. The final terms of any investment will be disclosed in the Private Placement Memorandum and the Operating Agreement that will be provided to you, and you must not make any investment decision before receiving the required disclosure documents. You should investigate and analyze the financing transactions described in this Summar and the information contained in this Summary.

Transactions described in this Summary are speculative and involve a significant degree of risk. Prospective investors should have the financial ability, willingness to accept such risks, and lack of liquidity characteristic of the investment transactions described. You should not construe the contents of this Summary as legal, tax, investment, or other advice. You must inquire and consult your advisors regarding the appropriateness and desirability of provisioning the financing described in this Summary and as to legal, tax, and related matters concerning the extension of such financing.

Investors have a unique opportunity to shape the future of Greenville by participating in the development of a vibrant entertainment, arts and music scene. With our vision, we aim to create a bustling hub of cultural events, world-class performances, and a lively nightlife that will attract tourists and foster a sense of community pride and economic growth. Join us in this exciting venture as we transform this city into a thriving center of entertainment and cultural excellence.

EXHIBIT B

TRUELINE-GREENVILLE L.L.C. OPERATING AGREEMENT

OPERATING AGREEMENT

OF

TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE OR TERRITORY IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. BY ACQUIRING INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS INTERESTS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

BINDING ARBITRATION

This is the first page of the Operating Agreement of Trueline-Greenville L.L.C. (the "***Company***"). Pursuant to South Carolina Code of Laws § 15-48-10 et seq., 1976, as amended, this Operating Agreement is subject to the following:

> **THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE LIMITED LIABILITY COMPANY**.

If other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page. This page and only this page shall be deemed or considered the first page of this Operating Agreement for all legal purposes.

**TABLE OF CONTENTS
OF THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company**

PAGE

i

OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

THIS OPERATING AGREEMENT is made and entered into by and among the Company and the Persons whose names and addresses are listed on the Information Exhibit annexed as **Exhibit B** to this Agreement. Unless otherwise indicated, capitalized words and phrases in this Operating Agreement shall have the meanings set forth in the Glossary of Terms attached as **Exhibit C** hereto.

ARTICLE 1
FORMATION

SECTION 1.1 **Formation; General Terms; Effective Date**. The Company was formed on June 23, 2021 (the "*Effective Date*") upon the filing of the Articles with the South Carolina Secretary of State. A copy of the Articles is attached hereto as **Exhibit A**.

The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement, including all the Exhibits to this Agreement. Unless otherwise required by law, if and to the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern. This Agreement shall be effective as of the Initial Closing.

The Manager shall execute and file on behalf of the Company all other instruments or documents and shall do or cause to be done all such filing, recording, or other acts as may be necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in South Carolina and in the other jurisdictions in which the Company shall transact business.

SECTION 1.2 **Name**. The name of the Company shall be Trueline-Greenville L.L.C. The Manager may amend the Articles at any time to change the name of the Company. The Manager shall provide each Member with notice of any such name change.

SECTION 1.3 **Designated Office**. The designated office of the Company shall be such place as the Manager may designate from time to time.

SECTION 1.4 **Purpose**. The purpose of the Company shall be (i) to develop and operate a live entertainment venue located at 401 Rhett Street in Greenville, South Carolina (the "*Business*"); (ii) to own, hold, maintain, encumber, lease, sell, transfer or otherwise dispose of all property or assets or interests in property or assets as may be necessary, appropriate or convenient to accomplish the activities described in clause (i) above; (iii) to incur indebtedness or obligations in furtherance of the activities described in clauses (i) and (ii) above; and (iv) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

SECTION 1.5 **Registered Agent; Registered Office**. The Company's registered agent and registered office are set forth in the Articles and may be changed from time to time by the Manager, in which case the Manager shall file a statement of change as required by the Act.

SECTION 1.6 **Term Company.** The Company is a term company as defined in the Act. The Company commenced at the time and on the date appearing in the Articles and shall continue in

existence for the term fixed in the Articles, or until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement; provided, however, the Company may be continued beyond the term fixed in the Articles if all of the Members consent to the waiver of the right to have the Company's business wound up and the Company terminated under Section 33-44-802(b) of the Act.

ARTICLE 2
CAPITAL CONTRIBUTIONS;
ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS

SECTION 2.1 **Capital Contributions**. Each Member hereby agrees to make Capital Contributions to the Company in accordance with and subject to the terms of this Agreement. Any Person subscribing to purchase Units in the Company prior to the Initial Closing shall not be required, unless otherwise requested by the Manager, to pay any of its Capital Commitment upon such subscription. Each Member's Capital Commitment (each Member's "***Capital Commitment***") shall be contributed to the Company upon ten days' prior notice from the Manager that such Capital Commitment is required. The Manager shall be permitted to make the capital calls on one or some of the Members but not all Members simultaneously. If a Member fails to contribute its Capital Commitment by the deadline set forth in the notice, such Member shall forfeit all of its Units for no consideration and immediately cease to be a Member (and, for the avoidance of doubt, a Unitholder), unless otherwise excused by the Manager.

SECTION 2.2 **Member and Manager Loans**. The Members may be permitted to make loans to the Company if and to the extent they so desire, and if the Manager determines that such loans are necessary or appropriate in connection with the conduct of the Company's business. Any Member loans pursuant to this Section shall be repaid to the Members on a *pari passu* basis together with any interest accrued thereon unless any Member making a loan to the Company agrees in writing to subordinate its loan to that of another Member. Additionally, the Manager and its Affiliates shall be permitted, without obtaining a Member vote or approval, to lend money to the Company on terms comparable to the terms on which other Members have lent money, or, in the event no Member loans have been issued or are being issued, bearing interest at the Prime Rate plus three percent with repayment prior to any distributions to the Members.

SECTION 2.3 **Issuance of Additional Interests.** Subject to the provisions of this Agreement, the Manager may cause the Company to issue additional Interests ("***Additional Interests***") to existing Members or other Persons in exchange for such Capital Contributions and pursuant to such other terms and conditions as the Manager shall determine; provided that the Company shall not issue Interests to any Person unless such Person shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable, including, without limitation, the execution of a counterpart of this Agreement and any other requirements under this Section 2.3. The issuance of Additional Interests in the Company shall dilute the Percentage Interests of each of the Unitholders in proportion to the number of Units held by such Unitholders at the time of issuance.

SECTION 2.4 **No Required Additional Capital Contributions; Loans**. No Unitholder shall be obligated to make, or have any liability for, any Capital Contributions other than such Unitholder's Capital Contribution to acquire its Interest or be obligated to lend money to the Company or guarantee any loan to the Company without the consent of such Person.

SECTION 2.5 **Maintenance of Capital Accounts; Withdrawals; Interest**. Individual Capital Accounts shall be maintained for each of the Unitholders. No Unitholder shall be entitled to withdraw any part of its Capital Account or to receive any distribution except as provided in this Agreement. No Unitholder shall be entitled to receive any interest on its Capital Contributions or with

respect to its Capital Account. Each Unitholder shall look solely to the assets of the Company for the return of its Capital Contributions and, except as otherwise provided in this Agreement, shall have no right or power to demand or receive property other than cash from the Company. No Unitholder shall have priority over any other Unitholder as to the return of its Capital Contributions, distributions or allocations, except as provided in this Agreement.

SECTION 2.6   **Class of Members and Units**. There shall be multiple classes of Members. Each Member shall hold an Interest. Each Member's Interest shall be denominated in Units, and the relative rights, privileges, preferences and obligations with respect to the Member's Interest shall be determined under this Agreement and the Act based upon the number and class of Units held by the Member with respect to the Member's Interest. As of the Effective Date, the number and Class of Units held by each Member is set forth on the Information Exhibit. The classes of Units are as follows:

(a)   **Class A Units**. Class A Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class A Units. Class A Units shall have no ability to determine the Manager of the LLC nor to vote on any other matter with respect to the LLC's affairs except as expressly provided in this Agreement or required by the Act. Class A Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class A Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Class A Units shall be issued to Investor Unitholders whose Capital Commitments are equal to or greater than $1,000,000.

(b)   **Class B Units**. Class B Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class B Units. Class B Units shall have no ability to determine the Manager of the LLC nor to vote on any other matter with respect to the LLC's affairs except as expressly provided in this Agreement or required by the Act. Class B Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class B Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Class B Units shall be issued to Investor Unitholders whose Capital Commitments are equal to or greater than $250,000 but less than $1,000,000.

(c)   **Class C Units**. Class C Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class C Units. Class C Units shall have no ability to determine the Manager of the LLC nor to vote on any other matter with respect to the LLC's affairs except as expressly provided in this Agreement or required by the Act. Class C Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class C Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Class C Units shall be issued to the Crowdfunding SPV and owned, indirectly, through the Crowdfunding SPV by investors who invest through the Company's crowdfunding raise.

ARTICLE 3
DISTRIBUTIONS

SECTION 3.1   **Amount and Priority of Distributions**.

(a)   Distribution of Distributable Cash. Prior to the dissolution of the Company, Net Cash From Operations shall be distributed to the Unitholders as the Manager shall determine in its sole and absolute discretion in the following order and priority:

(i)   First, 100% to the Investor Unitholders on a *pari passu* basis in proportion to their Unpaid Preferred Returns until no Investor Unitholder has an Unpaid Preferred Return;

(ii)   Second, 90% to the Investor Unitholders on a *pari passu* basis in proportion to their Unreturned Capital Contributions until no Investor Unitholder has any Unreturned Capital Contributions, and 10% to the Manager; and

(iii)   Third, 30% to the Investor Unitholders on a *pari passu* basis in proportion to their Percentage Interests, and 70% to the Manager.

(b)   Distributions from a Capital Event. Net Cash from Capital Events shall be distributed to the Unitholders and the Manager at such times and in such amounts as the Manager shall determine in its sole and absolute discretion in the following order and priority:

(i)   First, to the Investor Unitholders on a *pari passu* basis in proportion to their Unpaid Preferred Returns until no Investor Unitholder has an Unpaid Preferred Return;

(ii)   Second, to the Investor Unitholders on a *pari passu* basis in proportion to their Unreturned Capital Contributions until no Investor Unitholder has any Unreturned Capital Contributions; and

(iii)   Third, 30% to the Investor Unitholders on a *pari passu* basis in proportion to their Percentage Interests, and 70% to the Manager.

SECTION 3.2   Discretionary Tax Distributions. The Manager, in its sole discretion, may cause the Company to make distributions of cash to the Unitholders and the Manager in amounts intended to enable the Unitholders and the Manager (or any Person whose tax liability is determined by reference to the income of a Unitholder) to discharge their United States federal, state and local income tax liabilities arising from the allocations made or to be made pursuant to Article 4 to the extent the Manager determines that other distributions pursuant to Section 3.1 are not sufficient to discharge such income tax liabilities. Whether a distribution will be made pursuant to this Section and the amount distributable, if any, shall be determined by the Manager in its discretion, based on the amounts allocated to the Unitholders and the Manager, and otherwise based on such reasonable assumptions as the Manager determines in good faith to be appropriate.

SECTION 3.3   Tax Withholding. In the event any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Unitholder's allocable share of Profits, taxable income or any portion thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Unitholder an amount necessary to satisfy the withholding responsibility. In such a case, the Unitholder for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly. Consequently, distributions to be made to a Unitholder pursuant to Section 3.1 or Section 3.2 will be reduced by any withholding made pursuant to this Section 3.3.

If it is anticipated that at the due date of the Company's withholding obligation the Unitholder's share of cash distributions or other amounts due is less than the amount of the withholding obligation (including, due to the fact that such Person is no longer a Unitholder), the Unitholder (or former Unitholder) with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within ten (10) days after notice by the Company. In the event a Unitholder (or former Unitholder) fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Unitholder (or former

Unitholder) bearing interest at the Default Rate, and the Company shall apply all distributions (interim or liquidating) or payments that would otherwise be made to such Unitholder (or former Unitholder) toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

SECTION 3.4   **Noncash Interim and Liquidating Distributions**. The Company may make interim and liquidating distributions to the Unitholders other than in cash as determined by the prior written consent of the Manager.

SECTION 3.5   **Distributions Subject to Set-Off**.   Except as otherwise provided in this Agreement, all distributions (interim or liquidating) are subject to set-off by the Company for any past-due obligation of a Unitholder to the Company.


ARTICLE 4
ALLOCATIONS


SECTION 4.1   **Profits and Losses**. For each Fiscal Year of the Company, after adjusting each Unitholder's Capital Account for all Capital Contributions and distributions during such Fiscal Year and all Regulatory Allocations pursuant to **Exhibit D** with respect to such Fiscal Year, all Profits and Losses (other than Profits and Losses specially allocated pursuant to **Exhibit D**) shall be allocated to the Unitholders' Capital Accounts in a manner such that, as of the end of such Fiscal Year, the Capital Account of each Unitholder (which may be either a positive or negative balance) shall be equal to the following: (i) the amount which would be distributed to such Unitholder, determined as if the Company were to liquidate and sell all of its assets for cash equal to the Agreed Value thereof, all liabilities of the Company were satisfied (limited with respect to each nonrecourse liability to the Agreed Value of the assets securing such liability) and the proceeds thereof were distributed pursuant to Section 10.3 hereof, minus (ii) the sum of (A) such Unitholder's share of Company Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(d) and (g)(3)) and Member Nonrecourse Debt Minimum Gain (as determined according to Treasury Regulation Section 1.704 2(i)) and (B) the amount, if any, which such Unitholder is obligated to contribute to the capital of the Company as of the last day of such Fiscal Year.

SECTION 4.2   **Allocations Savings Provision**. The allocations set forth in this Article 4 are intended to allocate Profits and Losses to the Unitholders in accordance with their economic interests in the Company while complying with the requirements of Subchapter K of Chapter 1 of Subtitle A of the Code (particularly Section 704 thereof) and the Treasury Regulations promulgated thereunder. It is the intent of the Members that if immediately after making the allocations set forth in this Article 4, the Company was dissolved, its affairs wound up and its assets were distributed to the Unitholders in accordance with their respective Capital Account balances, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 3.1(b). If, in the opinion of the Manager, the allocations pursuant to the other provisions of this Article 4 are not consistent with the intent of the Members described in the previous sentence, then notwithstanding anything to the contrary contained in this Article 4, Profits and Losses shall be allocated in such manner as the Manager in the exercise of his good faith discretion determines to be required so as to reflect properly the foregoing premises and conditions of this Section, and this Agreement shall thereby be amended to reflect any such change in the method of allocating Profits and Losses; provided, however, that any change in the method of allocating Profits and Losses shall be made in good faith and shall not materially alter the economic arrangement of the Members or otherwise unfairly discriminate against any Member.

SECTION 4.3   **Code Section 704(c) Tax Allocations**. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such

property to the Company for federal income tax purposes and its initial Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

If the Agreed Value of any Company asset is adjusted after its contribution to the Company, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

Any elections or other decisions relating to allocations under this Section shall be determined by the Manager. Absent a determination by the Manager, the remedial allocation method under Treasury Regulation § 1.704-3(d) shall be used. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not be taken into account in computing any Unitholder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

SECTION 4.4 **Miscellaneous**.

(a) Allocations Attributable to Particular Periods. For purposes of determining Profits, Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code § 706 and the Treasury Regulations thereunder. Absent such a determination, such items shall be determined on a daily basis.

(b) Other Items. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit and any other allocations not otherwise provided for shall be divided among the Unitholders in the same proportion as they share Profits or Losses, as the case may be, for the year.

(c) Tax Consequences; Consistent Reporting. The Unitholders are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by those allocations as reflected on the information returns of the Company in reporting their shares of Company income and loss for income tax purposes. Each Unitholder agrees to report its distributive share of Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company.

ARTICLE 5
MANAGEMENT

SECTION 5.1 **Management by the Manager; Delegation of Authority**.

(a) General Authority of the Manager. Except as set forth in those provisions of this Agreement that specifically require the vote, consent, approval or ratification of the Members, the management, policies and control of the Company shall be vested exclusively in the Manager; provided, however, the Manager may delegate its authority and duties hereunder and engage third parties (including its Affiliates) in connection with the management of the Company as provided in this Agreement. No Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

(b)   Powers. Except as otherwise explicitly provided herein, the Manager shall have the power on behalf and in the name of the Company to implement any and all of the objectives of the Company and to exercise any and all rights and powers the Company may possess including the power to cause the Company to make any elections available to the Company under applicable tax or other laws and the power to evaluate, make, monitor and liquidate the Company's investments. Without limiting the generality of the foregoing, (i) the Manager shall have sole and complete discretion in determining whether to issue Units, the number of Units to be issued at any particular time, the Capital Contribution or purchase price for any Units issued, and all other terms and conditions governing the issuance of Units; and (ii) the Manager may in its sole and complete discretion enter into, approve, and consummate any merger, consolidation, sale of all or any part of the Company's assets, Approved Sale, acquisition or other extraordinary transaction, and execute and deliver on behalf of the Company any agreement, document and instrument in connection therewith (including amendments, if any, to this Agreement or adoptions of new constituent documents) without the approval or consent of any Member. No Person that is not a Member, in dealing with the Manager, shall be required to determine the Manager's authority to make any commitment or engage in any undertaking on behalf of the Company or to determine any fact or circumstance bearing upon the existence of the authority of the Manager.

(c)   Management Company. The Manager may cause the Company to enter into a contract with an Affiliate of the Manager or its members for the provision of management services in connection with the business and affairs of the Company so long as such contract is terminable by the Company at any time. For purposes hereof, the "***Management Company***" shall mean an Affiliate of the Manager or its members designated by the Manager as such in its sole discretion. The Manager may elect, in its sole discretion, to revoke the designation of any entity designated as the Management Company hereunder at any time and to designate any other Affiliate of the Manager or its members as the Management Company.

SECTION 5.2   Investment Opportunities; Affiliated Transactions.

(a)   General. Except as expressly provided in this Section 5.2, this Agreement shall not: (i) require any Member or the Manager or any of their respective Affiliates or Related Parties to offer the Company any investment opportunity; (ii) otherwise limit or restrict any of such Persons from buying, selling, investing in or otherwise dealing with any other investments; or (iii) otherwise limit or restrict any of such Persons from starting or creating other Trueline venues or other entertainment or hospitality venues. The Members acknowledge and agree that the Trueline brand is owned by the Manager and not by the Company.

(b)   Activities of the Manager. The Manager agrees to devote such time to the affairs of the Company as shall be required to effectively manage the business and affairs of the Company.

(c)   Transaction with Employee or Other Service Providers. The fact that any Unitholder or any Affiliate of a Unitholder, or any employee, partner, member, officer, or director of either a Unitholder or an Affiliate of a Unitholder, is employed by, or is directly or indirectly interested in or connected with, any Person employed by the Company or any Affiliate of the Company to render or perform a service, shall not prohibit the Company or any Affiliate of the Company from engaging in any transaction with such Person, and neither the Company nor any other Unitholder shall have any right in or to any income or profits derived from such transaction by such Unitholder or Person.

(d)   Transactions with Unitholders or Affiliates. To the extent that any Unitholder or any Affiliate enters into any material transaction with the Company, the terms and conditions of such transaction shall be no less favorable to the Company than those that could have been obtained for comparable products or services from an unaffiliated third party with similar expertise and experience.

Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may provide services to the Company pursuant to services agreements, including management services agreements, and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities.

(e)   Other Permitted Activities. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may sponsor, establish, manage, invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, including: the development of other Trueline venues and other music or entertainment venues; sponsorship and management of other investment funds or entities (including those that may have an investment objective, strategy and geographic scope that is the same as or substantially similar to those of the Company); investment in, operation, financing, acquisition or disposition of other live entertainment venues; investment and management counseling; or serving as officers, directors, managers, consultants, advisors or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities). Further, the parties expressly agree that neither the Company nor any Unitholder shall have any rights in or to activities permitted by this Subsection or to any fees, income, profits or goodwill derived therefrom. For the avoidance of doubt, neither the Company nor any Unitholder shall, solely by virtue of this Agreement or an investment in the Company, have any right, title or interest in or to any other fund, the development of other Trueline venues and other music or entertainment venues.

(f)   Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest. Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Private Placement Memorandum or the Form C, as applicable, and this Section 5.2 and (ii) acknowledges and agrees that the Manager and its Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Unitholders, in any and all of the investment activities of the type or character described or contemplated in the Private Placement Memorandum or the Form C, as applicable, and this Section 5.2, whether or not such activities have or could have an effect on the Company's affairs or on the Business.

(g)   Conflicts of Interest Not Provided for in this Section 5.2 or Elsewhere in this Agreement. On any matter involving a conflict of interest not provided for in this Section 5.2 or elsewhere in this Agreement, the Manager shall be guided by its good faith judgment as to the best interests of the Company and shall take such actions as are determined by the Manager to be necessary or appropriate to ameliorate such conflicts of interest.

SECTION 5.3   Borrowing and Guarantees.

(a)   Borrowing. The Manager may cause the Company to borrow funds and guarantee obligations in connection with the Business and to borrow funds to pay Company expenses or to provide for interim financing in furtherance of the Company's business, and in connection therewith may obtain one or more credit facilities which may be secured by the Company's assets.

(b)   Guarantees. A Member or the Manager and their Affiliates may be requested from time to time to guaranty debt of the Company. If a Member, the Manager, or one of their Affiliates elect to guarantee any such indebtedness, the Company may pay the Person guarantying such debt a market rate fee for providing such guaranty.

SECTION 5.4   <u>Removal of the Manager</u>.

(a)   <u>General</u>. Trueline-Greenville Manager, LLC shall have the power to name an Affiliate to serve as the Manager of the Company at any time. A Supermajority in Interest of the Members (excluding any Affiliate of the Manager) may remove the Manager, at any time following a determination of Cause and a failure of the Manager to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Manager of such removal. For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company. For purposes of this Section 5.4, "***Cause***" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

(b)   <u>Liability of a Removed Manager</u>. Upon the occurrence of the removal of the Manager, the Manager nonetheless shall remain liable for obligations and liabilities incurred by it as Manager prior to the time of such withdrawal or removal, but, from and after the time of such withdrawal or removal, it shall be free of any obligation or liability incurred on account of the activities of the Company.


ARTICLE 6
EXPENSES


SECTION 6.1   <u>**Organizational Expenses**</u>. The Company shall bear and pay all Organizational Expenses of the Company. After the Initial Closing, the Company shall reimburse the Manager for any Organizational Expenses paid by the Manager through the Initial Closing. The term "***Organizational Expenses***" shall refer to all costs and expenses pertaining to the organization and formation of the Company and/or the offering and sale of Units in the Company, including all legal, accounting, consulting, brokerage and filing fees and expenses, and other expenses incurred by the Company.

SECTION 6.2   <u>**Enumerated Expenses Deducted from Distributable Cash**</u>.

(a)   <u>Fees Paid to Manager or Management Company</u>. The Company shall pay to the Manager an Affiliate of the Manager, or, if a Management Company has been designated at the time of payment, the Management Company the following fees for the operation of the Company, which shall be included as deductible expenses in the calculation of Net Cash from Operations:

(i)   <u>Development Fee</u>. The Company will pay a developer fee equal to approximately 5% of the total cost of development (the "***Development Fee***"). The Development Fee will be paid to 180Company, LLC.

(ii)   <u>Management Fee</u>. The Company will pay a management fee each Fiscal Year equal to the greater of $300,000 or 3.5% of gross revenue (the "***Management Fee***"). The Management Fee will be paid to the Manager. The Management Fee will be paid monthly.

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        (iii)   License Fee. The Company will pay a license fee each Fiscal Year once the Company begins earning revenue equal to $1.00 for the three initial years following the beginning of operations and equal to $75,000 for each year thereafter (the "*License Fee*"). The License Fee will be paid to Gig, LLC, which is an Affiliate of the Manager, pursuant to a license agreement by which the Company obtains the license to use the brand name "Trueline." The License Fee will be paid monthly and prorated for the initial year.

ARTICLE 7
EXCULPATION; INDEMNIFICATION

SECTION 7.1   **Exculpation**. To the full extent permitted by law, no Covered Person shall be deemed to violate this Agreement or be liable, responsible or accountable in damages or otherwise to the Company or any Member or assignee for any action or failure to act, unless (and only to the extent that) such violation or liability is attributable to such Person's gross negligence, willful misconduct or bad faith. Without limiting the generality of the foregoing, each such Person shall, in the performance of its or his duties, be fully protected in relying in good faith upon the records of the Company and upon information, opinions, reports or statements presented to such Person by the Manager or any other Person as to matters such Person reasonably believes are within such other Person's professional or expert competence and who has been selected by the Manager with reasonable care to perform services for the Company. In the event the Manager or the Company is required to provide any information to regulatory authorities or take other actions as may be required to comply with anti-money laundering laws and regulations, neither the Manager, the Company nor any of their Affiliates shall be liable for any loss or injury to a Member or assignee that may occur as a result of disclosing such information or taking such action. In no event shall a Covered Person be liable to the Company or to any of the Members or their successors for special, incidental, punitive or consequential damages.

SECTION 7.2   **Indemnification**.

        (a)   General. Each Covered Person (each, an "*Indemnitee*") shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which the Indemnitee may be made a party or otherwise involved or with which the Indemnitee shall be threatened, by reason of the Indemnitee's being at the time the cause of action arose or thereafter, the Manager (including the Manager acting as the Partnership Representative or liquidator under Section 10.3), the Management Company, a shareholder, member, manager, director, officer, manager, employee, consultant or other agent thereof, a principal, a liquidating trustee (if any), or a director, officer, manager, member, employee, consultant or other agent of any organization of which the Company is or was a creditor, which other organization the Indemnitee serves or has served as director, officer, manager, member, employee, consultant or other agent at the request of the Company (whether or not the Indemnitee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened).

        (b)   Effect of Judgment. An Indemnitee shall not be indemnified with respect to matters as to which the Indemnitee shall have been finally adjudicated to have been engaged in conduct which constitutes fraud, willful malfeasance, intentional and material breach of this Agreement or conduct that is the subject of a criminal proceeding (where such Indemnitee had reasonable cause to believe that such conduct was unlawful).

(c)   Effect of Settlement. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Person seeking indemnification, in the opinion of counsel, acted fraudulently, with willful malfeasance, or with respect to an intentional and material breach of this Agreement, or, with respect to any criminal action or proceeding, with reasonable cause to believe such Person's conduct was unlawful.

(d)   Reimbursement of Expenses. The Company shall promptly reimburse (or advance to the extent reasonably requested) each Indemnitee for reasonable legal or other expenses (as incurred) by such Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an enforceable undertaking by such Indemnitee to repay such payment if the Indemnitee shall be determined to be not entitled to indemnification for such expenses pursuant to this Article 7.

(e)   Insurance. The Manager, on behalf of the Company, shall cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of a Covered Person against any liability incurred by such Person in any such capacity or arising out of his status as such, whether or not the Company has the power to indemnify such Person against such liability. Notwithstanding the previous sentence, the Manager, in its discretion, from time to time may waive the requirement that the Company purchase such insurance.

(f)   Survival of Protection. The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and regardless of any subsequent amendment to this Agreement; provided, that no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(g)   Successors. The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(h)   Right to Indemnification from Other Sources. The rights to indemnification and advancement of expenses conferred in this Section 7.2 shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement.

SECTION 7.3   Limitation by Law. If any Covered Person or Indemnitee or the Company itself is subject to any law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, then the exoneration provisions set forth in Section 7.1 and the indemnification provisions set forth in Section 7.2 shall be deemed to be amended, automatically and without further action by the Manager or the Members, to the minimum extent necessary to conform to such restrictions.

SECTION 7.4   Effectuation of Section. The Manager is authorized on behalf of the Company to enter into such agreements with all and any Persons indemnified under Section 7.2 as it may consider appropriate to give effect to the foregoing provisions and make them binding and enforceable against the Company by such Persons.

ARTICLE 8
MEMBERS; SPECIAL MEMBER PROVISIONS

SECTION 8.1   Duties of Members. Except as otherwise provided in this Agreement, a Member who is not also a Manager owes no duties to the Company or to the Unitholders solely by reason of being a Member.

SECTION 8.2   Limited Liability of Members. Except for the amount of any distribution that a Member may be required to return to the Company pursuant to the Act, no Member (in such capacity) shall be liable to the Company or for any debts or losses of capital or profits of the Company.

SECTION 8.3   No Agency Authority. Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

SECTION 8.4   No Voluntary Withdrawal. A Member is not entitled to withdraw voluntarily from the Company.

SECTION 8.5   Deceased, Incompetent, Bankrupt or Dissolved Members. Upon the death, incompetency, Event of Bankruptcy, termination, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall be binding upon, and shall inure to the benefit of, that Member's successor, estate or legal representative, and each such Person shall be treated as assignees with only the rights and subject to the restrictions, conditions and limitations described in Section 9.2 and the Act and shall become a Member only after complying with the provisions of Section 9.3.

SECTION 8.6   No Required Meetings. The Members may but shall not be required to hold any annual, periodic or other formal meetings. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members called pursuant to the procedures in the following Section or may be given in accordance with the procedure prescribed in Section 8.8 for written consent to action in lieu of actual meetings.

SECTION 8.7   Meetings of the Members

(a)   Call of Meetings. Meetings of the Members may be called by the Manager or 25% in Interest of the Members by notice to all the other Members.

(b)   Notice of Meetings. The Manager or Member(s), as the case may be, calling a meeting of the Members shall deliver notice thereof to all of the Members and, if called by a Member or Members, to the Manager. Any notice regarding a meeting shall be in writing and shall set forth the date and time of the meeting, the nature of the business to be transacted, and, unless the meeting is a conference call meeting, the place of the meeting. Notice of any meeting shall be given pursuant to Section 13.1 below to the Members not less than seven (7) days nor more than thirty (30) days prior to the meeting.

(c)   Waiver of Notice. Any notice of a meeting of the Members required to be delivered to any Member or the Manager under this Agreement or the Act may be waived in writing by that Member or Manager (whether before, during or after that meeting). Notice of any meeting of the Members shall be deemed to have been waived by attendance at the meeting, unless the Member attends the meeting solely for the purpose of objecting to holding the meeting or transacting particular business at the meeting and so objects at the beginning of the meeting. Any action taken at a meeting of the Members at which

proper notice was not delivered to, or waived by, all of the Members entitled to notice and the Manager will be null and void and of no effect whatsoever.

(d)   Record Date. For the purpose of determining the Members entitled to receive notice of, or to vote at, any meeting of the Members or any adjournment thereof or entitled to take any other action (including informal action authorized by the following Section), the Person(s) requesting such meeting or seeking such informal action may fix, in advance, a date as the record date for any such determination of Members. Such date shall not be more than five (5) days prior to any such meeting or action.

(e)   Place of Meetings; costs. The Manager or the Members calling the meeting may designate any place, either within or outside the State of South Carolina, as the place of meeting for any meeting of the Members. The costs of holding meetings of the Members are to be paid by the Company.

(f)   Voting. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Members shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Units.

(g)   Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney in fact. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h)   Manner of Meetings. Members may participate in a meeting by any communication by means of which all participating Members can hear and speak to each other during the meeting. A Member participating in a meeting is deemed to be present in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting of the Members may be held via conference call with no physical location designated as the place of the meeting. The Manager or the Member(s) calling a conference call meeting shall be responsible for arranging the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call. The Manager will designate the person who is to preside over the meeting. If the Manager fails to designate someone to chair a meeting of the Members, the Members shall elect by a majority in Interest of those Members present a Member to preside over the meeting. The presiding Person shall cause a record to be kept of the meeting, which shall be filed with the Company's permanent records.

SECTION 8.8   Written Consent to Action in Lieu of Actual Meetings. Any action that is permitted or required to be taken by the Members, including any amendment to the Articles or to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to all of the Members in the manner provided in Section 13.1, (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in order to take the specified action, and (c) delivered to the Manager to be included in the Company's permanent records. The written consent may be signed in one or more counterparts.


ARTICLE 9
TRANSFER OF INTERESTS


SECTION 9.1   In General. No Unitholder shall Transfer all or any portion of its Interest without the prior written consent of the Manager, which consent may be given or withheld in the sole discretion of the Manager. Any Transfer which does not comply with the provisions of this Article shall be void.


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SECTION 9.2   **Rights of Assignees**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company but is not admitted as a Member pursuant to the following Section shall become an assignee with respect to such Interest.

An assignee with respect to an Interest is entitled only to receive distributions and allocations with respect to such Interest as set forth in this Agreement, and shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement. Moreover, an assignee shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under Section 33-44-801(5) of the Act; provided, however, the Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Interests contained in this Article and subject to any claims or offsets the Company has against the assignor of such Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arise afterwards. An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Interest.

Notwithstanding anything to the contrary in this Agreement, an assignee shall not be entitled to receive any distributions from the Company until such assignee delivers to the Manager written notice of the Transfer, proof of the Transfer deemed sufficient by the Manager, the assignee's federal and state tax identification numbers, the assignee's current legal address and telephone number, and such other information as the Manager may reasonably request.

No Member shall be permitted to Transfer its Capital Account or rights to distributions and allocations with respect to an Interest and yet retain any of the other rights attendant to his Interest. Moreover, a Member shall not be permitted to Transfer the management participation and other noneconomic rights attendant to an Interest. A Member who Transfers all of the Member's Capital Account and rights to distributions and allocations with respect to the Member's entire Interest ceases to be a Member pursuant to Section 9.1 above.

SECTION 9.3   **Admission of Assignees as Members**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company shall be admitted as a Member only upon the written consent of the Manager. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Manager. In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a)   Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement;

(b)   Executes, acknowledges and delivers to the Company such other instruments as the Company may deem necessary or advisable to effect the admission of such Person as a Member; and

(c)   Pays a transfer fee to the Company in an amount sufficient to cover all reasonable expenses of the Company connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions but is not obligated for liabilities unknown to the assignee at the time the assignee became a

Member and which could not be ascertained from this Agreement. Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the Company.

The Manager shall amend the Information Exhibit from time to time to reflect the admission of Members or the assignment of Interests pursuant to this Article, any permitted issuance of additional Units, or changes to any information or matters set forth on the Information Exhibit.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Interest is Transferred, then the transferee(s) of such Member's Interest shall automatically be admitted as a Member.

SECTION 9.4 **Distributions and Allocations With Respect to Transferred Interests**. If any Interest is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Article, then (i) Profits, Losses and all other items attributable to the Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by the Code and selected in accordance with Section 11.7; (ii) all distributions on or before the date of such sale, assignment or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account, Percentage Interest and Capital Contribution obligation amounts, and other similar items of the transferor to the extent related to the transferred Interest. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer. If the Company does not receive a notice stating the date the Interest was transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Interest. Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not any Manager or the Company had knowledge of any transfer of ownership of any Interest.

SECTION 9.5 **Special Rules**.

(a)   Fiduciary Capacity. A Unitholder may own an Interest in a fiduciary capacity, such as acting as a trustee under a trust agreement, a personal representative, executor, or administrator of an estate, or as a custodian. If so, the Unitholder will have no interest or obligation individually with respect to the Interest identified as held in a fiduciary capacity, but will be considered as acting solely in that fiduciary capacity. If a Unitholder acting in a fiduciary capacity ceases to act as such, the Unitholder's duly appointed successor will be a Unitholder in the same fiduciary capacity. The parties contemplate that a person may be a Unitholder in an individual capacity as well as a Unitholder in one or more fiduciary capacities.

(b)   Multiple Ownership.   In the event of any Transfer which shall result in multiple ownership of any Unitholder's Interest, the Manager may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest Transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Unitholder has pursuant to the provisions of this Agreement.

SECTION 9.6   Call Right.

(a)   The Manager shall have the authority to cause the Company to purchase all, or less than all, of any Unitholder's Units in the Company ("*Call Right*"). A Call Right is exercisable by the Manager timely delivering written notice to the Unitholder and the Company. If the Manager causes the Company to exercise its Call Right in this Section 9.6, then the Company shall purchase such Unitholder's Units at the fair market value of the Units. The fair market value shall be determined by the Manager, in good faith, based on the amount the Manager reasonably believes the Unitholder would receive if the Company sold the Business, paid its debts and liquidated. The purchase price of any Call Right shall be delivered in cash at closing.

(b)   The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the Units in the Company and take all necessary actions as provided in this Section. If the Company or the Manager exercises an option hereunder, but the Company fails to tender the required consideration at the closing, the transferring Unitholder shall have all rights and remedies against the Company available for breach of contract. In addition, if a Unitholder becomes obligated hereunder to sell all or any Units to the Company and such Unitholder fails to comply with its obligations hereunder, the Manager or Company, as applicable, may at its option, in addition to all other remedies they may have, deliver to the Company the purchase price for such Units as herein calculated. Thereupon, the Manager or Company, as applicable, upon written notice to the selling Unitholder, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Unitholder, and (ii) make appropriate notation on its books and records denoting ownership of such Units by the Company, and thereupon all of such selling Unitholder's rights in and to such Units shall terminate.

ARTICLE 10
DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

SECTION 10.1   Dissolution Events. The Company shall dissolve only upon the first to occur of any of the following events:

(a)   The expiration of the term of the Company as set forth in its Articles.

(b)   The written consent of the Manager.

(c)   An event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event.

(d)   The entry of a decree of judicial dissolution of the Company under Section 33-44-801(4) of the Act or the administrative dissolution of the Company under Section 33-44-809 of the Act.

SECTION 10.2   Winding Up. Upon the dissolution of the Company, the Manager (or the Management Company, if so designated by the Manager), or, if there is no Manager, a liquidating trustee appointed by a majority in Interest of the Members, shall proceed to wind up the affairs of the Company as provided in this Agreement and the Act. Upon the dissolution of the Company, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager (or the liquidating trustee) shall dispose of and convey the Company's assets (except to the extent the distribution of assets in kind has been approved in accordance with the consent requirements of Section 3.4) as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the Company's assets. Until final distribution, the Manager (or the liquidating

trustee) shall continue to operate the Company's assets with all of the power and authority of the Manager. The costs of the liquidation shall be borne as an expense of the Company. If the Manager (or the Management Company) serves in the role as the liquidator, then as long as it is receiving management fees from the Company, it shall not be entitled to compensation for providing services in such capacity.

SECTION 10.3 **Liquidating Distributions**. The Company's assets and proceeds from the disposition of the Company's assets shall be distributed in the following order:

(a) First, to the Company's creditors, including Unitholders who are creditors, to the extent otherwise permitted by law, other than liabilities to Unitholders for distributions, in satisfaction of liabilities of the Company, including establishing such reserves as may be reasonably necessary to provide for contingent and other liabilities of the Company (for purposes of determining the Capital Accounts of the Unitholders, the amounts of such reserves shall be deemed to be an expense of the Company); and

(b) Next, to the Unitholders and the Manager in the order and priority set forth in Section 3.1(b).

The Manager (or the liquidating trustee) shall use its reasonable efforts to comply with the timing requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and make the distributions pursuant to Subsection (b) by the end of the taxable year in which the Company liquidates (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)) or, if later, within 90 days following such liquidation, but will not be bound to do so or liable in any way to any Person for failure to do so.

Distributions pursuant to Subsection (b) may be made to a trust established by the Members or the Company for the benefit of the Unitholders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unitholders from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as the amount distributed to such trust by the Company otherwise would have been distributed to the Unitholders pursuant to this Agreement.

SECTION 10.4 **No Deficit Restoration Obligation**. Notwithstanding anything to the contrary in this Agreement, upon liquidation, if any Unitholder has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Unitholder shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Unitholder's Capital Account, and the negative balance of such Unitholder's Capital Account shall not be considered a debt owed by such Unitholder to the Company or to any other Person for any purpose whatsoever.

ARTICLE 11
BOOKS AND RECORDS; TAX MATTERS

SECTION 11.1 **Books and Records**. The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company, including the Agreed Value of property contributed or to be contributed to the capital of the Company. Any Member or its designated representative shall have the right, upon ten (10) days' prior written notice to the Manager, during normal business hours and without undue disruption, pursuant to Section 33-44-408 of the Act to have access to and inspect and copy, at its expense, the contents of such books or records. Notwithstanding the previous sentence, the Manager shall have the right to keep confidential from the Members for such period of time as the Manager deems reasonable, any information which the Manager reasonably believes to be in the nature of trade secrets or other information, the

disclosure of which the Manager in good faith believes is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

SECTION 11.2   **Bank and Financial Accounts**.   All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be determined by the Manager and shall be withdrawn solely on the signature of the Manager, unless the Manager determines otherwise as evidenced by written resolution.

SECTION 11.3   **Financial Statements**.

(a)   Quarterly.   Within ninety (90) days after the close of each quarter of the Fiscal Year (other than the last quarter), the Manager shall use commercially reasonable efforts to prepare and deliver to each Member a report comprised of unaudited quarterly financial statements of the Company for such quarter and a summary of all current Company operations for such quarter.

(b)   Annually.   Within one hundred twenty (120) days after the close of each Fiscal Year, the Manager shall use commercially reasonable efforts to prepare or cause to be prepared, and deliver to each Member a report setting forth as of the end of such Fiscal Year unaudited annual financial statements, a report on the Company's operations and a copy of the Company's tax return.   To the extent the Company has audited financial statements, the Company will provide investors with a copy of the audited financial statements.

SECTION 11.4   **Taxable Year; Accounting Methods; Organizational Expenses**.   The Company shall use the Fiscal Year as its taxable year.   The Company shall report its income for income tax purposes using the method of accounting as may be selected from time to time by the Manager and permitted by law.   The Organizational Expenses of the Company shall be expensed when incurred for financial accounting purposes and shall be amortized over a 180-month period to the extent permitted by Code § 709 for federal income tax purposes.

SECTION 11.5   **Tax Returns and Information**.   The Manager shall use its commercially reasonable efforts to transmit to each Unitholder, within ninety (90) days of the close of each fiscal year, such Unitholder's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Unitholder's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

SECTION 11.6   **Tax Classification**.   The parties acknowledge that pursuant to Treasury Regulation Section 301.7701-3, the Company shall be classified as a partnership for federal income tax purposes.   The Manager agrees that it (a) will not cause or permit the Company to elect (i) to be excluded from the provisions of Subchapter K of the Code or (ii) to be treated as a corporation for U.S. federal income tax purposes; (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for U.S. federal income tax purposes; (c) will cause the Company to file any required tax returns in a manner consistent with its treatment as a partnership for U.S. federal income tax purposes; and (d) has not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

SECTION 11.7 **Tax Elections**. Except as otherwise provided in this Agreement, the Manager shall cause the Company to make any and all elections for federal, state and local tax purposes including, without limitation, any election to adjust the basis of Company assets pursuant to Code Sections 734(b), 743(b), 754 and 755 or comparable provisions of state or local law, in connection with transfers of Interests and Company distributions. If an election under Code § 754 is made at the request of any Member, the Manager at its option may require such Member or its successor to bear the direct costs (for example, any additional accounting costs) that result from making such election, and such Member or any successor that becomes a party to this Agreement agrees to bear such costs. Similarly, if any Member makes an election pursuant to Code § 732(d), such Member agrees that it will bear the additional costs to the Company of any required accounting and reporting expenses resulting from such election.

SECTION 11.8 **Tax Audits**. The Manager shall be the "partnership representative" of the Company under Section 6223(a) of the Code (the "***Partnership Representative***"). The Manager shall have the authority to designate a person to serve as the designated individual of the Manager. The Partnership Representative shall have all power and authority with respect to the Company and its Unitholders as a "partnership representative" would have with respect to a partnership and its partners under the Code and in any similar capacity under state or local law. The Partnership Representative shall keep the Members reasonably informed as to the status of any tax investigations, audits, lawsuits or other judicial or administrative tax proceedings. Each Unitholder will cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of any examinations or proceedings. The Company will indemnify and reimburse the Partnership Representative for all expenses (including legal and accounting fees) incurred as Partnership Representative pursuant to this Section, including (but not limited to) any expenses incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or the Members attributable to their Interests in the Company. If the Company pays an imputed underpayment pursuant to Code Section 6223, to the extent possible, the portion thereof attributable to a Member may (within the discretion of the Manager) be treated as a withholding tax with respect to such Unitholder under Section 3.3. To the extent such portion of an imputed underpayment cannot be withheld from a current distribution, the Unitholder (or former Unitholder) shall be liable to the Company for the amount that cannot be so offset. The Partnership Representative shall continue to serve as such until it is replaced by the Manager.


ARTICLE 12
AMENDMENTS


SECTION 12.1 **General Rule**. The Manager may amend, modify, or waive any provision of this Agreement. However, no amendment, modification or waiver shall materially and adversely affect the rights or obligations of any Member contained in this Agreement in a manner disproportionately and adversely different from all other similarly situated Members without the prior written consent of a majority in Interest of the Members. No amendment or modification to, or deletion of this Section 12.1 shall be effective unless unanimously approved by a Supermajority in Interest of the Members. Notwithstanding the foregoing, (a) the addition of parties to this Agreement in accordance with its terms, (b) the creation and issuance of additional classes of Units and any amendments to this Agreement necessary to implement the additional class of Units, and (c) any amendment to this Agreement to cure any ambiguity or to correct or supplement any provision in this Agreement which may be inconsistent with any other provision in this Agreement, shall not be deemed to be an amendment, modification or waiver requiring the consent of any Member.

SECTION 12.2   Notice of Amendments. The Manager shall furnish copies of any amendments to this Agreement to all Members, other than changes in the Information Exhibit (occurring pursuant to this Agreement), which shall not require the consent of or notice to any Member.

ARTICLE 13
MISCELLANEOUS

SECTION 13.1   Notices. Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered or certified United States mail, or by facsimile transmission or by electronic mail or by private mail or courier service, addressed as follows: if to the Company, to its designated office address, or to such other address as may be specified from time to time by notice to the Members; if to a Unitholder or Manager, to the address set forth on the Information Exhibit attached hereto, or to such other address as the Unitholder or Manager may specify from time to time by notice to the Unitholders or Manager. Any such notice shall be deemed to be delivered, given, and received for all purposes (i) as of the date of actual receipt if delivered personally or if sent by regular mail, facsimile transmission, electronic mail or by private mail or courier service, or (ii) two Business Days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified United States mail, postage and charges prepaid, return receipt requested.

SECTION 13.2   Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

SECTION 13.3   Construction. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another. References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

SECTION 13.4   Entire Agreement; Side Letters. This Agreement, the Subscription Agreements, and any Side Letters entered into with each Member contain the entire agreement among the parties and supersede all prior agreements, arrangements or understandings with respect thereto. The Manager may enter into one or more "side letters" or similar agreements with any Member or proposed Member ("*Side Letters*" and each a "*Side Letter*") pursuant to which the Manager grants to such Person specific rights, benefits, or privileges that are not made available to Members generally and such Side Letter shall constitute an amendment to this Agreement with respect to such Person. No Member shall have the right to review any Side Letter or be informed about the existence of or the terms of any Side Letter unless the Member is a party to such Side Letter. Notwithstanding the foregoing, the Manager shall not enter into any Side Letter that is substantially and materially detrimental to the Company or any Member. Any rights granted in a Side Letter relating to consent to the Transfer of an Interest in the Company shall be applicable only to the Member to whom such Side Letter is addressed. The Manager may amend the terms of any Side Letter from time to time.

SECTION 13.5   Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

SECTION 13.6 **Arbitration**. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

SECTION 13.7 **Headings**. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

SECTION 13.8 **Severability**. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

SECTION 13.9 **Additional Documents**. Each Member, upon the request of the Company, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

SECTION 13.10 **Variation of Pronouns**. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons indicated thereby may require.

SECTION 13.11 **Governing Law; Consent to Jurisdiction**. The laws of the State of South Carolina shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under Section 13.6 or emergency judicial relief.

SECTION 13.12 **Waiver of Action for Partition**. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

SECTION 13.13 **Counterpart Execution**. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. Such executions may be transmitted to the parties by facsimile or electronic mail, and such facsimile or electronic mail execution shall have the full force and effect of an original signature. All fully executed

counterparts hereof, whether original executions or facsimile executions or electronic mail executions or a combination, shall be construed together and shall constitute one and the same agreement.

SECTION 13.14 **Power of Attorney**. Each Unitholder hereby irrevocably makes, constitutes and appoints the Manager, with full power of substitution, so long as such Manager is acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Unitholder's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a) all documents which the Manager deems necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b) all such other instruments, documents and certificates which may from time to time be required by the laws of the State of South Carolina or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c) all other amendments of this Agreement or the Articles, without limitation, amendments reflecting the withdrawal of the Manager, or the return, in whole or in part, of the Capital Contributions of any Unitholder or the addition, substitution or increased Capital Contributions Account of any Unitholder, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d) any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement.

No actions shall be taken by the Manager under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member. This power of attorney (i) is a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Unitholder that is a natural person or the merger, dissolution or other termination of the existence of a Unitholder that is a corporation, association, partnership, limited liability company or trust, and (ii) shall survive the assignment by the Unitholder of the whole or any portion of its Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate. In the event that the appointment conferred in this Section would not constitute a legal and valid appointment by any Unitholder under the laws of the jurisdiction in which such Unitholder is incorporated, established or resident, upon the request of the Manager, such Unitholder shall deliver to the Manager a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section. Each Unitholder hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Unitholders, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 13.14.

SECTION 13.15   Securities Matters.   Each Unitholder understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that it will not sell or otherwise transfer its Interest in the Company unless such Interest has been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

SECTION 13.16   Company Property.   The title to all real or personal property (or interests therein) now or hereafter acquired by the Company shall be held by and vested in the Company, and not by or in any Member, individually.

SECTION 13.17   Time of the Essence.   Time is of the essence with respect to each and every term and provision of this Agreement.

SECTION 13.18   Waivers.   No consent or waiver, express or implied, by any party with respect to any breach or default in the performance by any other party of its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder, and any failure on the part of any party to complain regarding any act of any other party which constitutes a breach of such other party's obligations hereunder or to declare any such other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

SECTION 13.19   Rights and Remedies Cumulative.   The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

SECTION 13.20   Legal Representation.   Each of the parties acknowledges that this Agreement has been prepared by legal counsel to the initial Manager, Trueline-Greenville Manager, LLC, Nelson Mullins Riley & Scarborough, LLP ("*Counsel*"), solely on behalf of and in the course of Counsel's representation of the initial Manager and that: (a) the parties understand that a conflict may exist between their individual interests and the interests of the Company and the Manager; (b) the parties have had the opportunity to seek the advice of independent legal counsel who could represent their individual interests and have either sought such advice prior to the execution of this Agreement or have declined to do so; and (c) the parties have received no representations from Counsel regarding the tax consequences to them arising from this Agreement or their ownership of any Interest in the Company.

SECTION 13.21   Exhibits.   The Exhibits to this Agreement, each of which is incorporated by reference, are:

EXHIBIT A: Articles of Organization.
EXHIBIT B: Information Exhibit.
EXHIBIT C: Glossary of Terms.
EXHIBIT D: Regulatory Allocations.

IN WITNESS WHEREOF, the Members, the Manager, and the Company have executed this Agreement the day and year indicated on the following execution page, to be effective as of the Effective Date.

[EXECUTIONS APPEAR ON FOLLOWING PAGE(S)]

EXECUTION PAGE
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

MANAGER:

                           TRUELINE-GREENVILLE MANAGER, LLC,
                           a South Carolina limited liability company

7/27/2023

_____   By: _____

Date Executed   Name: Michael Grozier
                           Its: Manager

COMPANY:

                           TRUELINE-GREENVILLE L.L.C.,
                           a South Carolina limited liability company

7/27/2023

_____   By: **TRUELINE-GREENVILLE MANAGER, LLC**

Date Executed   a South Carolina limited liability company
                           Its: Manager

                           By: _____
                           Name: Michael Grozier
                           Its: Manager

Signature Page to Operating Agreement of Trueline-Greenville L.L.C.

EXHIBIT A
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

ARTICLES OF ORGANIZATION

[SEE ATTACHED STAMPED COPY OF THE COMPANY'S ARTICLES OF ORGANIZATION.]

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

Jun 22 2023
REFERENCE ID: 1336945

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Filing ID: 230622-1344540

Filing Date: 06/22/2023

STATE OF SOUTH CAROLINA

SECRETARY OF STATE

AMENDED ARTICLES OF ORGANIZATION
LIMITED LIABILITY COMPANY -DOMESTIC

Pursuant to the 1976 S.C. Code of Laws, as amended, Section 33-44-204(a), the undersigned limited liability company adopts the following amended articles of organization:

1. The name of the limited liability company is:

> Trueline-Greenville L.L.C.

2. The date the articles of organization were filed is ___06/23/2021___.

3. The articles of organization are amended in the following respects, of which all amended provisions may lawfully be included in the articles of organization. If the space on this form is not sufficient, please attach additional sheets containing a reference to the appropriate paragraph on this form.

> Additional Amendment Article 5. The company shall be a term company. Term Date is 12/31/2099.
> Article 6. The company shall be manager managed and the initial manager is Trueline Brands, LLC, 401 Rhett Street, Greenville, SC 29601.

Signature: ___Signed as Filer: Mary Campbell___

Capacity/Position of Person Signing (you must check one box):

☒ Manager   ☐ Member   ☐ Organizer

☐ Fiduciary   ☐ Attorney-in-Fact

___Michael Grozier___
(Print or Type Name)

Date: ___06/22/2023___

Form Revised by South Carolina Secretary of State, August 2016
F0030

SC Secretary of State
Mark Hammond

Business Name: _Trueline-Greenville L.L.C._

REFERENCE ID

Signature Page for a Secretary of State Business Filing

... completed, scanned, and attached to any business filing where one of the following is true.

... y signs the digital form on behalf of official signee.
- An attorney's signature is required. (Articles of Incorporation for Corporation and Benefit Corporation)

Official Signatures

(Officer, Incorporator, Director, Agent, Partner, etc)
Required for forms where the signee is not present upon online submission and a filing party is providing a digital signing on their behalf. If the provided space is not enough, please attach multiple pages.

Michael Grozier	6/22/2023
Name	Date
[DocuSigned by signature] 7E52E11BA6D34A7...	Manager, Trueline Brands, LLC
Signature	Title / Position

Name	Date
Signature	Title / Position

Name	Date
Signature	Title / Position

Name	Date
Signature	Title / Position

Name	Date
Signature	Title / Position

Scan and Upload this document to the Business Filing System during the filing process.
File must be PDF format.

Filing ID: 210623-1110398

Filing Date: 06/23/2021

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF ORGANIZATION
Limited Liability Company – Domestic

The undersigned delivers the following articles of organization to form a South Carolina limited liability company pursuant to S.C. Code of Laws Section 33-44-202 and Section 33-44-203.

1. The name of the limited liability company **(Company ending must be included in name*)**

> Trueline-Greenville L.L.C.

*Note: The name of the limited liability company must contain <u>one</u> of the following endings: "limited liability company" or "limited company" or the abbreviation "L.L.C.", "LLC", "L.C.", "LC", or "Ltd. Co."

2. The address of the initial designated office of the limited liability company in South Carolina is
   441 Rhett Street

   _____
   (Street Address)
   Greenville, South Carolina 29601
   _____
   (City, State, Zip Code)

3. The initial agent for service of process is

   UNITED STATES CORPORATION AGENTS, INC.
   _____
   (Name)

   _____
   (Signature of Agent)

   And the street address in South Carolina for this initial agent for service of process is:
   1591 Savannah Highway, Suite 201

   _____
   (Street Address)
   Charleston   South Carolina 29407
   _____   _____
   (City)   (Zip Code)

4. List the name and address of each organizer. Only <u>one</u> organizer is required, but you may have more than one.

(a)
   Cheyenne Moseley
   _____
   (Name)
   101 N. Brand Blvd., 11th Floor

   _____
   (Street Address)
   Glendale, California 91203
   _____
   (City, State, Zip Code)

Form Revised by South Carolina Secretary of State, August 2016

SC Secretary of State
Mark Hammond

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

May 11 2023
REFERENCE ID: 1305157

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Trueline-Greenville L.L.C.

Name of Limited Liability Company

(b)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

5. ☐ Check this box only if the company is to be a term company. If the company is a term company, provide the term specified. _____

6. ☐ Check this box only if management of the limited liability company is vested in a manager or managers. If this company is to be managed by managers, include the name and address of each initial manager.

(a)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

(b)

_____
(Name)

_____
(Street Address)

_____
(City, State, Zip Code)

7. ☐ Check this box __only if__ one or more of the members of the company are to be liable for its debts and obligations under Section 33-44-303(c). If one or more members are so liable, specify which members, and for which debts, obligations or liabilities such members are liable in their capacity as members. This provision is optional and does __not__ have to be completed.

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8. Unless a delayed effective date is specified, these articles will be effective when endorsed for filing by the Secretary of State. Specify any delayed effective date and time _____.

Form Revised by South Carolina Secretary of State, August 2016

CERTIFIED TO BE A TRUE AND CORRECT COPY
AS TAKEN FROM AND COMPARED WITH THE
ORIGINAL ON FILE IN THIS OFFICE

May 11 2023
REFERENCE ID: 1305157

Mark Hammond
SECRETARY OF STATE OF SOUTH CAROLINA

Trueline-Greenville L.L.C.

Name of Limited Liability Company

9. Any other provisions not consistent with law which the organizers determine to include, including any provisions that are required or are permitted to be set forth in the limited liability company operating agreement may be included on a separate attachment. Please make reference to this section if you include a separate attachment.

10. Each organizer listed under number 4 <u>must</u> sign.

Cheyenne Moseley
_____
Signature of Organizer

Date: 06/23/2021 _____

_____
Signature of Organizer

Date: _____

Form Revised by South Carolina Secretary of State, August 2016

EXHIBIT B
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company
INFORMATION EXHIBIT

Member Name and Notice Address	Initial Capital Contributions		Initial Capital Account	Units (Indicate Class)	Percentage Interest
	Cash	Property Agreed Value			
[Name of Member] [Address of Member]	$_____	$_____	$_____	_____	_____%
[Name of Member] [Address of Member]	$_____	$_____	$_____	_____	_____%
Totals	$_____	$_____	$_____	_____	100.00%

Manager's Name and
Notice Address

Trueline-Greenville Manager, LLC
401 Rhett Street
Greenville, SC 29601

EXHIBIT C
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

GLOSSARY OF TERMS

Many of the capitalized words and phrases used in this Agreement are defined below. Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below, but are defined in the Section or Exhibit in which they are used.

"***Act***" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, as in effect in South Carolina and set forth at S.C. Code Ann. § 33-44-101 et seq. (or any corresponding provisions of succeeding law).

"***Additional Interests***" shall have the meaning set forth in Section 2.3.

"***Adjusted Capital Account***" means, with respect to any Unitholder, such Person's Capital Account (as defined below) as of the end of the relevant Fiscal Year increased by any amounts which such Person is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations § 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain).

"***Affiliate***" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10 percent or more of any class of outstanding equity interests of such Person or of any Person which such Person directly or indirectly owns or controls 10 percent or more of any class of equity interests, (iii) any officer, director, general partner or trustee of such Person, or any Person of which such Person is an officer, director, general partner or trustee, or (iv) any Person who is an officer, director, general partner, trustee or holder of 10 percent or more of the equity interests of any Person described in clauses (i) through (iii) of this sentence.

"***Agreed Value***" shall mean with respect to any noncash asset of the Company an amount determined and adjusted in accordance with the following provisions:

(a)   The initial Agreed Value of any noncash asset acquired by the Company other than by contribution by a Unitholder shall be its adjusted basis for federal income tax purposes.

(b)   The initial Agreed Value of any noncash asset contributed to the capital of the Company by any Member shall be its gross fair market value on the date of its contribution, as agreed to by the contributing Member and the Company.

(c)   The Agreed Value of any noncash asset distributed by the Company to any Unitholder shall be its gross fair market value, as determined by the Manager, as of the date the noncash asset is distributed.

(d)   Unless the Manager determines that making the adjustments under this paragraph (d) are not necessary to preserve the Unitholders' economic interests in the Company, the Agreed Values of all

noncash assets of the Company, regardless of how those assets were acquired, shall be adjusted from time to time to equal their gross fair market values, as determined by the Manager, as of the following times:

        (i)   the acquisition of an Interest or an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

        (ii)   the distribution by the Company of more than a de minimis amount of money or other property as consideration for all or part of an Interest in the Company;

        (iii)   the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g);

        (iv)   the grant of an Interest in the Company (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Unitholder acting in a "partner capacity" within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(IIIi) or by a new Unitholder acting in a partner capacity or in anticipation of being a Unitholder; and

        (v)   the issuance by the Company of a noncompensatory option (other than an option for a de minimis Interest) within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(iv).

(e)   The Agreed Values of the Company's noncash assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), except that Agreed Values of the Company's noncash assets will not be adjusted under this paragraph (e) to the extent that an adjustment under paragraph (d) of this definition is made in connection with the transaction that would otherwise result in an adjustment under this definition.

(f)   If the Agreed Value of a noncash asset of the Company has been determined or adjusted pursuant to paragraph (b), (d) or (e) of this definition, such Agreed Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses (or items, if any of income, gain, expense, deduction, or loss of the Company to be allocated hereunder that are not included in the computation of Profits and Losses).

"*Agreement*" shall mean this Operating Agreement as amended from time to time.

"*Articles*" shall mean the Articles of Organization required to be filed by the Company pursuant to the Act together with all amendments thereto, if any.

"*Business*" shall have the meaning set forth in Section 1.4.

"*Business Days*" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Greenville, South Carolina, are required by law to remain closed.

"*Capital Account*" shall mean with respect to each Unitholder an account maintained and adjusted in accordance with the following provisions:

(a)   Each Person's Capital Account shall be increased by such Person's Capital Contributions, such Person's distributive share of Profits, any items in the nature of income or gain that are allocated pursuant to the Regulatory Allocations, and the amount of any Company liabilities that are assumed by such Person or that are secured by Company property distributed to such Person.

(b)   Each Person's Capital Account shall be decreased by the amount of cash and the Agreed Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, any items in the nature of loss or deduction that are allocated pursuant to the Regulatory Allocations, and the amount of any liabilities of such Person that are assumed by the Company or that are secured by any property contributed by such Person to the Company.

If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

If the Agreed Values of the Company assets are adjusted pursuant to the definition of Agreed Value contained in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations.

"*Capital Commitment*" shall mean with respect to any Member (other than the Manager), the amount that such Member has agreed to contribute to the Company as reflected, with respect to each Member, in the Member's Subscription Agreement.

"*Capital Contribution*" shall mean with respect to any Member, the amount of money and the initial Agreed Value of any property (other than money) contributed to the Company with respect to the Interest of such Member.

"*Capital Event*" shall mean any of the following events that do not result in the dissolution and liquidation of the Company: the sale or refinance of the Business or the receipt of net recoveries of damage awards and insurance proceeds which funds are not otherwise needed for repair or reconstruction of improvements to properties of the Business.

"*Cause*" shall have the meaning set forth in Section 5.4(a).

"*Class A Members*" shall mean collectively the Members who own Class A Units. "*Class A Member*" means any one of the Class A Members.

"*Class A Unitholders*" shall mean collectively the Unitholders who own Class A Units. "*Class A Unitholder*" means any one of the Class A Unitholders.

"*Class A Units*" shall have the meaning set forth in Section 2.6(a).

"*Class B Members*" shall mean collectively the Members who own Class B Units. "*Class B Member*" means any one of the Class B Members.

"*Class B Unitholders*" shall mean collectively the Unitholders who own Class B Units. "*Class B Unitholder*" means any one of the Class B Unitholders.

"***Class B Units***" shall have the meaning set forth in Section 2.6(b).

"***Class C Members***" shall mean collectively the Members who own Class C Units. "***Class C Member***" means any one of the Class C Members.

"***Class C Unitholders***" shall mean collectively the Unitholders who own Class C Units. "***Class C Unitholder***" means any one of the Class C Unitholders.

"***Class C Units***" shall have the meaning set forth in Section 2.6(c).

"***Code***" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

"***Company***" shall mean Trueline-Greenville L.L.C., a South Carolina limited liability company.

"***Covered Person***" shall mean the Manager (including the Manager acting as Partnership Representative or as liquidator under Section 10.2), the Management Company (if one has been designated), and each member, shareholder, officer, director, employee, manager, agent, consultant or Affiliate of any of the foregoing.

"***Default Rate***" shall mean a per annum rate of return on a specified principal sum, compounded monthly, equal to the greater of (a) the Prime Rate plus 500 basis points, or (b) 18%, but in no event greater than the highest rate allowed by law.

"***Depreciation***" shall mean for each Fiscal Year of the Company or other period with respect to a particular asset of the Company, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for such Fiscal Year or other period, except that if, as of the beginning of such Fiscal Year or other period, the Agreed Value of the asset differs from its adjusted basis for federal income tax purposes, Depreciation for that asset will be an amount that bears the same ratio to its Agreed Value at the beginning of such Fiscal Year or other period as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to its adjusted tax basis at the beginning of the Fiscal Year or other period; provided, however, that if the asset's adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation for that asset shall be determined with reference to its Agreed Value using any reasonable method selected by the Manager.

"***Dividend Increase Date***" shall mean the earlier of (i) the date the Business opens for business and (ii) the date that is 18 months from the date of the Initial Closing.

"***Effective Date***" shall have the meaning set forth in Section 1.1.

"***Event of Bankruptcy***" shall mean, with respect to any Person, the occurrence any of the events set forth in Section 33-44-601(7) of the Act.

"***Final Closing Date***" shall mean the date of the final closing under which Members have acquired Interests pursuant to Subscription Agreements, such date to be determined by the Manager.

"***Fiscal Year***" shall mean, as of the Effective Date, the calendar year, and, with respect to the last year of the Company, the portion of the calendar year ending with the date of the final liquidating distributions.

"***Indemnitee***" shall have the meaning set forth in Section 7.2(a).

"***Initial Closing***" shall mean the initial issuance of any Units pursuant to a Subscription Agreement.

"***Interest***" shall mean all of the rights of each Unitholder with respect to the Company created under this Agreement or under the Act. With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members or a group of Members with respect to any matter, unless otherwise specified, reference to a majority (or a specified percentage) in Interest of the Members or group thereof means Members holding Units constituting a majority (or specified percentage) of the Units of the Members or group of Members, determined as the date of such vote, approval, consent or action unless an earlier record date has been established for determining the Members entitled to participate in such action, in which case the determination shall be made as of the earlier record date.

"***Investor Unitholders***" shall mean Unitholders who subscribed pursuant to a Subscription Agreement and excludes the Manager.

"***Management Company***" shall have the meaning set forth in Section 5.1(c) of this Agreement.

"***Manager***" shall refer to Trueline-Greenville Manager, LLC, a South Carolina limited liability company, and to any other Person who becomes a Manager under the terms of this Agreement until such Person shall cease to be a Manager as provided herein.

"***Members***" shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the Company as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement. "***Member***" means any one of the Members.

"***Net Cash from Capital Events***" shall refer to net cash proceeds after closing costs and expenses from a Capital Event.

"***Net Cash from Operations***" shall refer to the gross cash proceeds available to the Company from any source that is available for distribution to the Members other than Net Cash from Capital Events, less the portion thereof used to pay or establish reasonable reserves for Company expenses, payment of Manager fees, debt payments, capital improvements, replacements and contingencies, as determined by the Manager.

"***Organizational Expenses***" shall have the meaning set forth in Section 6.1.

"***Percentage Interest***" shall mean the percentage set forth opposite each Unitholder's name on the Information Exhibit in the column labeled "Percentage Interest." A Unitholder's Percentage Interest shall be a percentage equal to a fraction the numerator of which shall be the number of Units held by such Unitholder and the denominator of which shall be the total number of Units held by all Unitholders.

"***Person***" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"***Preferred Return***" shall mean (i) with respect to Class A Unitholders, (A) prior to the Dividend Increase Date, 7.5% per annum, and (B) on or after the Dividend Increase Date 15% per annum, (ii) with

respect to Class B Unitholders, (A) prior to the Dividend Increase Date, 6.75% per annum, and (B) on or after the Dividend Increase Date, 13.5% per annum, and (iii) with respect to the Class C Unitholder, (A) prior to the Dividend Increase Date, 6% per annum, and (B) on or after the Dividend Increase Date, 12% per annum, in each case for the actual number of days in the period for which the Preferred Return is being determined, multiplied by the average daily balance of such Unitholder's Unreturned Capital Contributions for such period that the Preferred Return relates, commencing on the date of the Initial Closing. The Preferred Return shall be noncumulative.

"*Prime Rate*" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"*Profits"* and *"Losses*" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(l) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)   If the Agreed Value of any asset of the Company is adjusted under paragraphs (c) or (d) of the definition of "Agreed Value," then for purposes of computing Profits and Losses for the Fiscal Year of such adjustment, the amount of that adjustment will be taken into account as income, gain, loss or deduction, as the case may be, as if the asset had been sold for an amount equal to its adjusted Agreed Value as provided by Treasury Regulations § 1.704-1(b)(2)(iv)(f)(2);

(d)   Gain or loss recognized for federal income tax purposes from the disposition of Company assets shall be computed by reference to the Agreed Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Agreed Value;

(e)   Depreciation shall be used in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the Company's taxable income or loss;

(f)   To the extent that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) requires an adjustment made to the adjusted tax basis of any of the Company's assets pursuant to Code § 734(b) to be taken into account in determining Capital Account balances as a result of a distribution made other than in liquidation of a Unitholder's Interest, the amount of such adjustment shall be treated as a taxable gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits and Losses; and

(g)   Notwithstanding any other provision of this definition, no items of income, gain, expense, deduction or loss that are specifically allocated under the Regulatory Allocations Exhibit are to be taken

into account in computing Profits or Losses, but the amounts of those items are to be determined by applying rules comparable to those provided in paragraphs (a) through (f) of this definition.

"***Regulatory Allocations***" shall mean those allocations of items of Company income, gain, loss or deduction set forth on the Regulatory Allocations Exhibit and designed to enable the Company to comply with the alternate test for economic effect prescribed in Treasury Regulations § 1.704-1(b)(2)(ii)(d), and the safe harbor rules for allocations attributable to nonrecourse liabilities prescribed in Treasury Regulations § 1.704-2.

"***Securities Act***" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

"***Side Letters***" shall have the meaning set forth in Section 13.4.

"***Subscription Agreement***" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of Interests.

"***Supermajority***" shall mean sixty-six and two-thirds percent (66.67%) in Interest of the Members.

"***Transfer***" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Interest.

"***Treasury Regulations***" shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***United States Person***" shall have the meaning given to that term in Code § 7701(a)(30).

"***Unitholder***" shall mean a Person holding Units.

"***Units***" represent the basis on which Interests are denominated and the basis on which the relative rights, privileges, preferences and obligations are determined under this Agreement and the Act, and the total number and class of Units attributed to each Unitholder shall be the number recorded on the Information Exhibit as of the relevant time.

"***Unpaid Preferred Return***" shall mean with respect to a Unitholder on any date the excess, if any, of (i) the Preferred Return of such Unitholder as of such date, over (ii) the cumulative distributions to such Person pursuant to Section 3.1(a)(i) or (b)(i) as of such date. If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Unpaid Preferred Return of the transferor to the extent it relates to the transferred Interest.

"***Unreturned Capital Contribution***" shall mean with respect to a Unitholder on any date the excess, if any, of (i) the Capital Contributions made by such Unitholder as of such date, over (ii) the cumulative distributions to such Unitholder pursuant to Section 3.1(a)(ii) or (b)(ii) as of such date and the dollar value of any tax credits allocated to such Unitholder. If after the Effective Date, a Unitholder transfers any portion of its Interest in accordance with the terms of this Agreement, the transferee shall succeed to the Unreturned Capital Contribution of the transferor to the extent it relates to the transferred Interest.

EXHIBIT D
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE L.L.C.
a South Carolina limited liability company

REGULATORY ALLOCATIONS

This Exhibit contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in Section 4.1 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations § 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (h) contain the Regulatory Allocations themselves. Subsections (i), (j) and (k) are special rules applicable in applying the Regulatory Allocations.

(a)   Definitions Applicable to Regulatory Allocations. For purposes of the Agreement, the following terms shall have the meanings indicated:

(i)   **"*Company Minimum Gain*"** has the meaning of "partnership minimum gain" set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d). In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(ii)   **"*Member Nonrecourse Deductions*"** shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations § 1.704-2(i)(2).

(iii)   **"*Member Nonrecourse Debt*"** means any Company liability with respect to which one or more but not all of the Unitholders or related Persons to one or more but not all of the Unitholders bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

(iv)   **"*Member Nonrecourse Debt Minimum Gain*"** shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.704-2(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(v)   **"*Nonrecourse Deductions*"** shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.704-2(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of

Company Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi) "***Nonrecourse Liability***" means any Company liability (or portion thereof) for which no Unitholder bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii) "***Regulatory Allocations***" shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b) Nonrecourse Deductions. All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

(c) Member Nonrecourse Deductions. All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholder who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d) Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Unitholder shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above. This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e) Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Unitholder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above. This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f) Reallocation of Losses. Section 4.1 notwithstanding, if and to the extent that any allocation of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) to any Unitholder would cause a deficit in such Unitholder's Adjusted Capital Account or would further reduce an existing balance that is already negative, then such Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) shall be allocated to the other Unitholders for whom the limitation described in this Paragraph does not apply in proportion to the amounts of Losses (or items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) that otherwise would be

allocated among them for that Fiscal Year. In the event that any special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) are made pursuant to this paragraph, items of gross Company income and gain from subsequent periods shall be specially allocated to offset, to the extent feasible and as promptly as possible, such special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses).

(g)   Qualified Income Offset. In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Unitholder's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(h)   Gross Income Allocation. In the event any Unitholder has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Unitholder shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(i)   Curative Allocations. When allocating Profits and Losses under Sections 4.1 and 4.2, such allocations shall be made so as to offset any prior allocations of gross income under Paragraph (h) above to the greatest extent possible so that overall allocations of Profits and Losses shall be made as if no such allocations of gross income occurred.

(j)   Ordering. The allocations in this Exhibit to the extent they apply shall be made before the allocations of Profits and Losses under Section 4.1 and in the order in which they appear above.

(k)   Waiver of Minimum Gain Chargeback Provisions. If the Manager determines that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the Company will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Manager shall have the authority, but not the obligation, after giving notice to the Members, to request on behalf of the Company the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4). The Company shall pay the expenses (including attorneys' fees) incurred to apply for the waiver. The Manager shall promptly copy all Members on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

(l)   Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Unitholders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

[THE REMAINDER OF THIS PAGE INTENTIONALLY HAS BEEN LEFT BLANK.]

EXHIBIT C

TRUELINE-GREENVILLE SPV, LLC OPERATING AGREEMENT

AMENDED AND RESTATED
OPERATING AGREEMENT

OF

TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE OR TERRITORY IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION UNDER THOSE ACTS. BY ACQUIRING INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS INTERESTS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS OPERATING AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

<u>BINDING ARBITRATION</u>

This is the first page of the Operating Agreement of Trueline-Greenville SPV, LLC (the "***Company***"). Pursuant to South Carolina Code of Laws § 15-48-10 et seq., 1976, as amended, this Operating Agreement is subject to the following:

> **<u>THIS AGREEMENT IS SUBJECT TO ARBITRATION. THIS AGREEMENT TO ARBITRATE IS BINDING ON ALL PARTIES TO THIS AGREEMENT, THEIR SUCCESSORS, HEIRS, ASSIGNS AND TRANSFEREES, INCLUDING ANY PERSON OBTAINING FINANCIAL RIGHTS IN THE LIMITED LIABILITY COMPANY</u>**.

If other pages, including but not limited to, cover pages, indexes, or tables of contents, are placed in front of this page, those pages shall not be deemed the first page. This page and only this page shall be deemed or considered the first page of this Operating Agreement for all legal purposes.

**TABLE OF CONTENTS
OF THE
AMENDED AND RESTATED
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company**

PAGE

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company

      THIS OPERATING AGREEMENT is made and entered into by and among the Company and the Persons whose names and addresses are listed on the Information Exhibit annexed as **Exhibit B** to this Agreement. Unless otherwise indicated, capitalized words and phrases in this Operating Agreement shall have the meanings set forth in the Glossary of Terms attached as **Exhibit C** hereto.

ARTICLE 1
FORMATION

      SECTION 1.1   **Formation; General Terms; Effective Date**. The Company was formed on June 22, 2023 (the "*Effective Date*") upon the filing of the Articles with the South Carolina Secretary of State. A copy of the Articles is attached hereto as **Exhibit A**.

      The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement, including all the Exhibits to this Agreement. Unless otherwise required by law, if and to the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern. This Agreement shall be effective as of the Initial Closing.

      The Manager shall execute and file on behalf of the Company all other instruments or documents and shall do or cause to be done all such filing, recording, or other acts as may be necessary or appropriate from time to time to comply with the requirements of law for the continuation and operation of a limited liability company in South Carolina and in the other jurisdictions in which the Company shall transact business.

      SECTION 1.2   **Name**. The name of the Company shall be Trueline-Greenville SPV, LLC The Manager may amend the Articles at any time to change the name of the Company. The Manager shall provide each Member with notice of any such name change.

      SECTION 1.3   **Designated Office**. The designated office of the Company shall be such place as the Manager may designate from time to time.

      SECTION 1.4   **Purpose**. The purpose of the Company shall be (i) to invest in Class C units in Trueline-Greenville L.L.C., a South Carolina limited liability company (the "*Portfolio Company*"), via a Regulation Crowdfunding ("*Regulation CF*") offering (the "*Offering*"); (ii) to own, hold, maintain, encumber, lease, sell, transfer or otherwise dispose of all property or assets or interests in property or assets as may be necessary, appropriate or convenient to accomplish the activities described in clause (i) above; (iii) to incur indebtedness or obligations in furtherance of the activities described in clauses (i) and (ii) above; and (iv) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

      SECTION 1.5   **Registered Agent; Registered Office**. The Company's registered agent and registered office are set forth in the Articles and may be changed from time to time by the Manager, in which case the Manager shall file a statement of change as required by the Act.

SECTION 1.6 **Term Company.** The Company is a term company as defined in the Act. The Company commenced at the time and on the date appearing in the Articles and shall continue in existence for the term fixed in the Articles, or until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement; provided, however, the Company may be continued beyond the term fixed in the Articles if all of the Members consent to the waiver of the right to have the Company's business wound up and the Company terminated under Section 33-44-802(b) of the Act.

ARTICLE 2
CAPITAL CONTRIBUTIONS;
ISSUANCE OF INTERESTS; CAPITAL ACCOUNTS

SECTION 2.1 Capital Contributions. Each Member hereby agrees to make Capital Contributions to the Company in accordance with and subject to the terms of this Agreement. Any Person subscribing to purchase Units in the Company shall pay its entire Capital Commitment upon such subscription to the Company set forth in the Member's Subscription Agreement.

SECTION 2.2 Member and Manager Loans. The Members may be permitted to make loans to the Company if and to the extent they so desire, and if the Manager determines that such loans are necessary or appropriate in connection with the conduct of the Company's business. Any Member loans pursuant to this Section shall be repaid to the Members on a *pari passu* basis together with any interest accrued thereon unless any Member making a loan to the Company agrees in writing to subordinate its loan to that of another Member. Additionally, the Manager and its Affiliates shall be permitted, without obtaining a Member vote or approval, to lend money to the Company on terms comparable to the terms on which other Members have lent money, or, in the event no Member loans have been issued or are being issued, bearing interest at the Prime Rate plus three percent with repayment prior to any distributions to the Members.

SECTION 2.3 Issuance of Additional Interests. Subject to the provisions of this Agreement, the Manager may cause the Company to issue additional Interests ("*Additional Interests*") to existing Members or other Persons in exchange for such Capital Contributions and pursuant to such other terms and conditions as the Manager shall determine; provided that the Company shall not issue Interests to any Person unless such Person shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable, including, without limitation, the execution of a counterpart of this Agreement and any other requirements under this Section 2.3. The issuance of Additional Interests in the Company shall dilute the Percentage Interests of each of the Unitholders in proportion to the number of Units held by such Unitholders at the time of issuance.

SECTION 2.4 No Required Additional Capital Contributions; Loans. No Unitholder shall be obligated to make, or have any liability for, any Capital Contributions other than such Unitholder's Capital Contribution to acquire its Interest or be obligated to lend money to the Company or guarantee any loan to the Company without the consent of such Person.

SECTION 2.5 Maintenance of Capital Accounts; Withdrawals; Interest. Individual Capital Accounts shall be maintained for each of the Unitholders. No Unitholder shall be entitled to withdraw any part of its Capital Account or to receive any distribution except as provided in this Agreement. No Unitholder shall be entitled to receive any interest on its Capital Contributions or with respect to its Capital Account. Each Unitholder shall look solely to the assets of the Company for the return of its Capital Contributions and, except as otherwise provided in this Agreement, shall have no right or power to demand or receive property other than cash from the Company. No Unitholder shall have priority over any other Unitholder as to the return of its Capital Contributions, distributions or allocations, except as provided in this Agreement.

SECTION 2.6   **Class of Members and Units**. There shall be multiple classes of Members. Each Member shall hold an Interest. Each Member's Interest shall be denominated in Units, and the relative rights, privileges, preferences and obligations with respect to the Member's Interest shall be determined under this Agreement and the Act based upon the number and class of Units held by the Member with respect to the Member's Interest. As of the Effective Date, the number and Class of Units held by each Member is set forth on the Information Exhibit. The classes of Units are as follows:

(a)   **Class A Units**. Class A Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class A Units. Class A Units shall have no ability to determine the Manager of the LLC nor to vote on any other matter with respect to the LLC's affairs except as expressly provided in this Agreement or required by the Act. Class A Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class A Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Class A Units shall be issued to Investor Unitholders whose Capital Commitments are equal to or greater than $1,000,000.

(b)   **Class B Units**. Class B Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class B Units. Class B Units shall have no ability to determine the Manager of the LLC nor to vote on any other matter with respect to the LLC's affairs except as expressly provided in this Agreement or required by the Act. Class B Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class B Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units. Class B Units shall be issued to Investor Unitholders whose Capital Commitments are equal to or greater than $250,000 but less than $1,000,000.

(c)   **Class C Units**. Class C Units shall consist of those Units held by the Members listed on the Information Exhibit as holding Class C Units. Class C Units shall have no ability to determine the Manager of the LLC nor to vote on any other matter with respect to the LLC's affairs except as expressly provided in this Agreement or required by the Act. Class C Units shall have all the rights, privileges and obligations as are specifically provided for in this Agreement for Class C Units, and as may otherwise be generally applicable to all classes of Units, unless such application is specifically limited to one or more other classes of Units.

ARTICLE 3
DISTRIBUTIONS

SECTION 3.1   **Cash Distributions**. Prior to the dissolution of the LLC, cash shall be distributed in such amounts and at such intervals as determined by the Manager to the Unitholders as follows:

With respect to any distribution the LLC receives in respect of the Portfolio Company Class A Units, to the Class A Unitholders in proportion to their percentage of Class A Units held; and

With respect to any distribution the LLC receives in respect of the Portfolio Company Class B Units, to the Class B Unitholders in proportion to their percentage of Class B Units held; and

With respect to any distribution the LLC receives in respect of the Portfolio Company Class C Units, to the Class C Unitholders in proportion to their percentage of Class C Units held.

SECTION 3.2   **Discretionary Tax Distributions**. The Manager, in its sole discretion, may cause the Company to make distributions of cash to the Unitholders and the Manager in amounts intended

to enable the Unitholders and the Manager (or any Person whose tax liability is determined by reference to the income of a Unitholder) to discharge their United States federal, state and local income tax liabilities arising from the allocations made or to be made pursuant to Article 4 to the extent the Manager determines that other distributions pursuant to Section 3.1 are not sufficient to discharge such income tax liabilities. Whether a distribution will be made pursuant to this Section and the amount distributable, if any, shall be determined by the Manager in its discretion, based on the amounts allocated to the Unitholders and the Manager, and otherwise based on such reasonable assumptions as the Manager determines in good faith to be appropriate.

SECTION 3.3   **Tax Withholding**. In the event any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Unitholder's allocable share of Profits, taxable income or any portion thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Unitholder an amount necessary to satisfy the withholding responsibility. In such a case, the Unitholder for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly. Consequently, distributions to be made to a Unitholder pursuant to Section 3.1 or Section 3.2 will be reduced by any withholding made pursuant to this Section 3.3.

If it is anticipated that at the due date of the Company's withholding obligation the Unitholder's share of cash distributions or other amounts due is less than the amount of the withholding obligation (including, due to the fact that such Person is no longer a Unitholder), the Unitholder (or former Unitholder) with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within ten (10) days after notice by the Company. In the event a Unitholder (or former Unitholder) fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Unitholder (or former Unitholder) bearing interest at the Default Rate, and the Company shall apply all distributions (interim or liquidating) or payments that would otherwise be made to such Unitholder (or former Unitholder) toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

SECTION 3.4   **Noncash Interim and Liquidating Distributions**. The Company may make interim and liquidating distributions to the Unitholders other than in cash as determined by the prior written consent of the Manager.

SECTION 3.5   **Distributions Subject to Set-Off**. Except as otherwise provided in this Agreement, all distributions (interim or liquidating) are subject to set-off by the Company for any past-due obligation of a Unitholder to the Company.

ARTICLE 4
ALLOCATIONS

SECTION 4.1   **Profits and Losses**. Except as provided in the Regulatory Allocations Exhibit attached as **Exhibit D** hereto, Profits and Losses for each Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

SECTION 4.2   **Allocations Savings Provision**. The allocations set forth in this Article 4 are intended to allocate Profits and Losses to the Unitholders in accordance with their economic interests in the Company while complying with the requirements of Subchapter K of Chapter 1 of Subtitle A of the Code (particularly Section 704 thereof) and the Treasury Regulations promulgated thereunder. It is the intent of the Members that if immediately after making the allocations set forth in this Article 4, the Company was

dissolved, its affairs wound up and its assets were distributed to the Unitholders in accordance with their respective Capital Account balances, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 3.1(b). If, in the opinion of the Manager, the allocations pursuant to the other provisions of this Article 4 are not consistent with the intent of the Members described in the previous sentence, then notwithstanding anything to the contrary contained in this Article 4, Profits and Losses shall be allocated in such manner as the Manager in the exercise of his good faith discretion determines to be required so as to reflect properly the foregoing premises and conditions of this Section, and this Agreement shall thereby be amended to reflect any such change in the method of allocating Profits and Losses; provided, however, that any change in the method of allocating Profits and Losses shall be made in good faith and shall not materially alter the economic arrangement of the Members or otherwise unfairly discriminate against any Member.

SECTION 4.3   Code Section 704(c) Tax Allocations. Income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

If the Agreed Value of any Company asset is adjusted after its contribution to the Company, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Agreed Value pursuant to any method allowable under Code § 704(c) and the Treasury Regulations promulgated thereunder.

Any elections or other decisions relating to allocations under this Section shall be determined by the Manager. Absent a determination by the Manager, the remedial allocation method under Treasury Regulation § 1.704-3(d) shall be used. Allocations pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not be taken into account in computing any Unitholder's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

SECTION 4.4   Miscellaneous.

(a)   Allocations Attributable to Particular Periods. For purposes of determining Profits, Losses or any other items allocable to any period, such items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code § 706 and the Treasury Regulations thereunder. Absent such a determination, such items shall be determined on a daily basis.

(b)   Other Items. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit and any other allocations not otherwise provided for shall be divided among the Unitholders in the same proportion as they share Profits or Losses, as the case may be, for the year.

(c)   Tax Consequences; Consistent Reporting. The Unitholders are aware of the income tax consequences of the allocations made by this Article and hereby agree to be bound by those allocations as reflected on the information returns of the Company in reporting their shares of Company income and loss for income tax purposes. Each Unitholder agrees to report its distributive share of Company items of income, gain, loss, deduction and credit on its separate return in a manner consistent with the reporting of such items to it by the Company.

ARTICLE 5
MANAGEMENT

SECTION 5.1   **Management by the Manager; Delegation of Authority**.

(a)   General Authority of the Manager.   Except as set forth in those provisions of this Agreement that specifically require the vote, consent, approval or ratification of the Members, the management, policies and control of the Company shall be vested exclusively in the Manager; provided, however, the Manager may delegate its authority and duties hereunder and engage third parties (including its Affiliates) in connection with the management of the Company as provided in this Agreement. No Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

(b)   Powers. Except as otherwise explicitly provided herein, the Manager shall have the power on behalf and in the name of the Company to implement any and all of the objectives of the Company and to exercise any and all rights and powers the Company may possess including the power to cause the Company to make any elections available to the Company under applicable tax or other laws and the power to evaluate, make, monitor and liquidate the Company's investments. Without limiting the generality of the foregoing, (i) the Manager shall have sole and complete discretion in determining whether to issue Units, the number of Units to be issued at any particular time, the Capital Contribution or purchase price for any Units issued, and all other terms and conditions governing the issuance of Units; and (ii) the Manager may in its sole and complete discretion enter into, approve, and consummate any merger, consolidation, sale of all or any part of the Company's assets, Approved Sale, acquisition or other extraordinary transaction, and execute and deliver on behalf of the Company any agreement, document and instrument in connection therewith (including amendments, if any, to this Agreement or adoptions of new constituent documents) without the approval or consent of any Member. No Person that is not a Member, in dealing with the Manager, shall be required to determine the Manager's authority to make any commitment or engage in any undertaking on behalf of the Company or to determine any fact or circumstance bearing upon the existence of the authority of the Manager.

(c)   Management Company. The Manager may cause the Company to enter into a contract with an Affiliate of the Manager or its members for the provision of management services in connection with the business and affairs of the Company so long as such contract is terminable by the Company at any time. For purposes hereof, the "*Management Company*" shall mean an Affiliate of the Manager or its members designated by the Manager as such in its sole discretion. The Manager may elect, in its sole discretion, to revoke the designation of any entity designated as the Management Company hereunder at any time and to designate any other Affiliate of the Manager or its members as the Management Company.

SECTION 5.2   **Investment Opportunities; Affiliated Transactions**.

(a)   General. Except as expressly provided in this Section 5.2, this Agreement shall not: (i) require any Member or the Manager or any of their respective Affiliates or Related Parties to offer the Company any investment opportunity; (ii) otherwise limit or restrict any of such Persons from buying, selling, investing in or otherwise dealing with any other investments; or (iii) otherwise limit or restrict any of such Persons from starting or creating other Trueline venues or other entertainment or hospitality venues. The Members acknowledge and agree that the Trueline brand is owned by the Manager and not by the Company.

(b)   Activities of the Manager. The Manager agrees to devote such time to the affairs of the Company as shall be required to effectively manage the business and affairs of the Company.

(c)   Transaction with Employee or Other Service Providers. The fact that any Unitholder or any Affiliate of a Unitholder, or any employee, partner, member, officer, or director of either a Unitholder or an Affiliate of a Unitholder, is employed by, or is directly or indirectly interested in or connected with, any Person employed by the Company or any Affiliate of the Company to render or perform a service, shall not prohibit the Company or any Affiliate of the Company from engaging in any transaction with such Person, and neither the Company nor any other Unitholder shall have any right in or to any income or profits derived from such transaction by such Unitholder or Person.

(d)   Transactions with Unitholders or Affiliates. To the extent that any Unitholder or any Affiliate enters into any material transaction with the Company, the terms and conditions of such transaction shall be no less favorable to the Company than those that could have been obtained for comparable products or services from an unaffiliated third party with similar expertise and experience. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may provide services to the Company pursuant to services agreements, including management services agreements, and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities.

(e)   Other Permitted Activities. Each Member agrees that the Manager, any Member, and their respective members, managers, officers, directors, employees and Affiliates and Related Parties may sponsor, establish, manage, invest, participate, or engage in (for their own accounts or for the accounts of others), or may possess an interest in, other ventures and investment and professional activities of every kind, nature and description, independently or with others, including: the development of other Trueline venues and other music or entertainment venues; sponsorship and management of other investment funds or entities (including those that may have an investment objective, strategy and geographic scope that is the same as or substantially similar to those of the Company); investment in, operation, financing, acquisition or disposition of other live entertainment venues; investment and management counseling; or serving as officers, directors, managers, consultants, advisors or agents of other companies, partners of any partnership, members of any limited liability company or trustees of any trust (and may receive fees, commissions, remuneration or reimbursement of expenses in connection with these activities). Further, the parties expressly agree that neither the Company nor any Unitholder shall have any rights in or to activities permitted by this Subsection or to any fees, income, profits or goodwill derived therefrom. For the avoidance of doubt, neither the Company nor any Unitholder shall, solely by virtue of this Agreement or an investment in the Company, have any right, title or interest in or to any other fund, the development of other Trueline venues and other music or entertainment venues.

(f)   Representations, Warranties, Acknowledgments and Agreements of Members Regarding Certain Conflicts of Interest. Each Member (i) represents and warrants that such Member has carefully reviewed and understood the information regarding actual and potential conflicts of interest described in the Form C and this Section 5.2 and (ii) acknowledges and agrees that the Manager and its Affiliates may engage, and may cause the Company to engage, without liability to the Company or the Unitholders, in any and all of the investment activities of the type or character described or contemplated in the Form C and this Section 5.2, whether or not such activities have or could have an effect on the Company's affairs or on the Business.

(g)   Conflicts of Interest Not Provided for in this Section 5.2 or Elsewhere in this Agreement. On any matter involving a conflict of interest not provided for in this Section 5.2 or elsewhere in this Agreement, the Manager shall be guided by its good faith judgment as to the best interests of the Company and shall take such actions as are determined by the Manager to be necessary or appropriate to ameliorate such conflicts of interest.

SECTION 5.3   Reserved.

SECTION 5.4   Removal of the Manager.

(a)   General. Trueline-Greenville Manager, LLC shall have the power to name an Affiliate to serve as the Manager of the Company at any time. A Supermajority in Interest of the Members (excluding any Affiliate of the Manager) may remove the Manager, at any time following a determination of Cause and a failure of the Manager to cure such Cause within 90 days after a determination that such event constitutes Cause, with such removal to be effective as of the date not less than 15 days from the date of notice to the Manager of such removal. For purposes of applying this Section, the Manager shall be deemed to have cured any determination of Cause if it terminates or causes the termination of employment with the Manager and its Affiliates of all individuals who engaged in the conduct constituting such Cause and makes the Company whole for any actual financial loss which such conduct had caused the Company. For purposes of this Section 5.4, "*Cause*" means (A) a non-appealable, final determination by a court of competent jurisdiction that the Manager has committed an intentional and material breach of its duties under this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement or (B) a nonappealable, final determination by a court of competent jurisdiction that the Manager has committed fraud or willful malfeasance in connection with the performance of its duties under the terms of this Agreement which has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under this Agreement.

(b)   Liability of a Removed Manager. Upon the occurrence of the removal of the Manager, the Manager nonetheless shall remain liable for obligations and liabilities incurred by it as Manager prior to the time of such withdrawal or removal, but, from and after the time of such withdrawal or removal, it shall be free of any obligation or liability incurred on account of the activities of the Company.

ARTICLE 6
SPECIAL CROWDFUNDING RULES

SECTION 6.1   Expenses.

(a)   The Portfolio Company shall be responsible for all operating expenses incurred in connection with the organization, syndication, formation, management, operations and liquidation of the Company, including without limitation all out-of-pocket costs and expenses incurred in the holding, purchase, sale or exchange of securities, all legal, tax, audit and accounting fees and expenses, expenses associated with the Company's financial reports, tax returns and other tax forms and statements, any taxes, fees or other governmental charges levied against the Company, all liquidation costs, fees, and expenses, expenses for consulting services, bookkeeping services, out-of-pocket fees and expenses relating to outsourced finance, accounting, administrative and back-office services, out-of-pocket fees and expenses related to regulatory compliance, and all fees, costs and expenses relating to arbitration, litigation and threatened litigation involving the Company, including the Company's indemnification obligation pursuant to this Agreement, and all other expenses properly chargeable to the activities of the Company (as reasonably determined by the Manager) (the "*Company Expenses*"). All Company Expenses shall be reimbursed by the Portfolio Company.

(b)   The Portfolio Company shall reimburse the Manager as may be appropriate to give effect to the provisions of Section 6.1 in the event that the Manager pays an obligation that is properly the responsibility of the Company.

SECTION 6.2   Indebtedness.   The Company shall not incur indebtedness or guaranty indebtedness of the Portfolio Company.

SECTION 6.3 **Indirect Information Rights in the Portfolio Company; Voting**. Each Member hereby agrees that it shall have no access to or right to request or receive any information from a Portfolio Company as a result of its interest in the Company; provided, however, the Portfolio Company shall provide all disclosures and other information required under Regulation CF to the Company to promptly provide such disclosures and other information to the investors in the Company. The Members hereby acknowledge and agree that the Company may not have access to or rights to receive information from the Portfolio Company other than rights or information incident to its ownership of the Class C units in the Portfolio Company. The Members hereby acknowledge and agree that the Manager has no obligation to and expects not to disclose non-public information or other confidential information to the Members regarding the Portfolio Company. The Manager shall refer any matter or proposed vote related to the Class C units in the Portfolio Company owned by the Company to the Members and solicit instructions regarding action to be undertaken with respect to such matter or proposed vote, and in such case, the Manager shall take such action (including voting such Securities) as directed by the affirmative vote of the Members holding a majority in Interest of the Class C Units.

SECTION 6.4 **Investment Restrictions**. The Company shall not invest in equity securities other than Class C units of the Portfolio Company.

SECTION 6.5 **Override of Inconsistent Provisions.** To the extent any provision in this Article 6 conflicts with any other provision in this Agreement, the provisions of this Article 6 shall override the inconsistent provisions.

ARTICLE 7
EXCULPATION; INDEMNIFICATION

SECTION 7.1 **Exculpation**. To the full extent permitted by law, no Covered Person shall be deemed to violate this Agreement or be liable, responsible or accountable in damages or otherwise to the Company or any Member or assignee for any action or failure to act, unless (and only to the extent that) such violation or liability is attributable to such Person's gross negligence, willful misconduct or bad faith. Without limiting the generality of the foregoing, each such Person shall, in the performance of its or his duties, be fully protected in relying in good faith upon the records of the Company and upon information, opinions, reports or statements presented to such Person by the Manager or any other Person as to matters such Person reasonably believes are within such other Person's professional or expert competence and who has been selected by the Manager with reasonable care to perform services for the Company. In the event the Manager or the Company is required to provide any information to regulatory authorities or take other actions as may be required to comply with anti-money laundering laws and regulations, neither the Manager, the Company nor any of their Affiliates shall be liable for any loss or injury to a Member or assignee that may occur as a result of disclosing such information or taking such action. In no event shall a Covered Person be liable to the Company or to any of the Members or their successors for special, incidental, punitive or consequential damages.

SECTION 7.2 **Indemnification**.

(a) _General_. Each Covered Person (each, an "***Indemnitee***") shall be indemnified, subject to the other provisions of this Agreement, by the Company (only out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which the Indemnitee may be made a party or otherwise involved or with which the Indemnitee shall be threatened, by reason of the Indemnitee's being at the time

the cause of action arose or thereafter, the Manager (including the Manager acting as the Partnership Representative or liquidator under Section 10.3), the Management Company, a shareholder, member, manager, director, officer, manager, employee, consultant or other agent thereof, a principal, a liquidating trustee (if any), or a director, officer, manager, member, employee, consultant or other agent of any organization of which the Company is or was a creditor, which other organization the Indemnitee serves or has served as director, officer, manager, member, employee, consultant or other agent at the request of the Company (whether or not the Indemnitee continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened).

(b)   Effect of Judgment. An Indemnitee shall not be indemnified with respect to matters as to which the Indemnitee shall have been finally adjudicated to have been engaged in conduct which constitutes fraud, willful malfeasance, intentional and material breach of this Agreement or conduct that is the subject of a criminal proceeding (where such Indemnitee had reasonable cause to believe that such conduct was unlawful).

(c)   Effect of Settlement. In the event of settlement of any action, suit or proceeding brought or threatened, such indemnification shall apply to all matters covered by the settlement except for matters as to which the Company is advised by counsel (who may be counsel regularly retained to represent the Company) that the Person seeking indemnification, in the opinion of counsel, acted fraudulently, with willful malfeasance, or with respect to an intentional and material breach of this Agreement, or, with respect to any criminal action or proceeding, with reasonable cause to believe such Person's conduct was unlawful.

(d)   Reimbursement of Expenses. The Company shall promptly reimburse (or advance to the extent reasonably requested) each Indemnitee for reasonable legal or other expenses (as incurred) by such Indemnitee in defending a civil or criminal action, suit or proceeding, or in opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding, in advance of the final disposition of such action, suit or proceeding, upon receipt of an enforceable undertaking by such Indemnitee to repay such payment if the Indemnitee shall be determined to be not entitled to indemnification for such expenses pursuant to this Article 7.

(e)   Insurance. The Manager, on behalf of the Company, shall cause the Company to purchase and maintain insurance, at the expense of the Company and to the extent available, for the protection of a Covered Person against any liability incurred by such Person in any such capacity or arising out of his status as such, whether or not the Company has the power to indemnify such Person against such liability. Notwithstanding the previous sentence, the Manager, in its discretion, from time to time may waive the requirement that the Company purchase such insurance.

(f)   Survival of Protection.   The provisions of this Section 7.2 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 7.2 and regardless of any subsequent amendment to this Agreement; provided, that no such amendment shall reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(g)   Successors. The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(h)   Right to Indemnification from Other Sources.   The rights to indemnification and advancement of expenses conferred in this Section 7.2 shall not be exclusive of any other right which any Indemnitee may have or hereafter acquire under any law, statute, rule, regulation, charter document, by-law, contract or agreement.

SECTION 7.3   Limitation by Law. If any Covered Person or Indemnitee or the Company itself is subject to any law, rule or regulation which restricts the extent to which any Person may be exonerated or indemnified by the Company, then the exoneration provisions set forth in Section 7.1 and the indemnification provisions set forth in Section 7.2 shall be deemed to be amended, automatically and without further action by the Manager or the Members, to the minimum extent necessary to conform to such restrictions.

SECTION 7.4   Effectuation of Section. The Manager is authorized on behalf of the Company to enter into such agreements with all and any Persons indemnified under Section 7.2 as it may consider appropriate to give effect to the foregoing provisions and make them binding and enforceable against the Company by such Persons.

ARTICLE 8
MEMBERS; SPECIAL MEMBER PROVISIONS

SECTION 8.1   Duties of Members. Except as otherwise provided in this Agreement, a Member who is not also a Manager owes no duties to the Company or to the Unitholders solely by reason of being a Member.

SECTION 8.2   Limited Liability of Members. Except for the amount of any distribution that a Member may be required to return to the Company pursuant to the Act, no Member (in such capacity) shall be liable to the Company or for any debts or losses of capital or profits of the Company.

SECTION 8.3   No Agency Authority. Except as expressly provided in this Agreement, no Member (by sole virtue of such Person's capacity as a Member) has the actual or apparent authority to cause the Company to become bound to any contract, agreement or obligation, and no Member shall take any action purporting to be on behalf of the Company.

SECTION 8.4   No Voluntary Withdrawal. A Member is not entitled to withdraw voluntarily from the Company.

SECTION 8.5   Deceased, Incompetent, Bankrupt or Dissolved Members. Upon the death, incompetency, Event of Bankruptcy, termination, liquidation or dissolution of a Member, the rights and obligations of that Member under this Agreement shall be binding upon, and shall inure to the benefit of, that Member's successor, estate or legal representative, and each such Person shall be treated as assignees with only the rights and subject to the restrictions, conditions and limitations described in Section 9.2 and the Act and shall become a Member only after complying with the provisions of Section 9.3.

SECTION 8.6   No Required Meetings. The Members may but shall not be required to hold any annual, periodic or other formal meetings. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of Members called pursuant to the procedures in the following Section or may be given in accordance with the procedure prescribed in Section 8.8 for written consent to action in lieu of actual meetings.

SECTION 8.7 Meetings of the Members

(a)   Call of Meetings. Meetings of the Members may be called by the Manager or 25% in Interest of the Members by notice to all the other Members.

(b)   Notice of Meetings. The Manager or Member(s), as the case may be, calling a meeting of the Members shall deliver notice thereof to all of the Members and, if called by a Member or Members, to

the Manager. Any notice regarding a meeting shall be in writing and shall set forth the date and time of the meeting, the nature of the business to be transacted, and, unless the meeting is a conference call meeting, the place of the meeting. Notice of any meeting shall be given pursuant to Section 13.1 below to the Members not less than seven (7) days nor more than thirty (30) days prior to the meeting.

(c)   Waiver of Notice. Any notice of a meeting of the Members required to be delivered to any Member or the Manager under this Agreement or the Act may be waived in writing by that Member or Manager (whether before, during or after that meeting). Notice of any meeting of the Members shall be deemed to have been waived by attendance at the meeting, unless the Member attends the meeting solely for the purpose of objecting to holding the meeting or transacting particular business at the meeting and so objects at the beginning of the meeting. Any action taken at a meeting of the Members at which proper notice was not delivered to, or waived by, all of the Members entitled to notice and the Manager will be null and void and of no effect whatsoever.

(d)   Record Date. For the purpose of determining the Members entitled to receive notice of, or to vote at, any meeting of the Members or any adjournment thereof or entitled to take any other action (including informal action authorized by the following Section), the Person(s) requesting such meeting or seeking such informal action may fix, in advance, a date as the record date for any such determination of Members. Such date shall not be more than five (5) days prior to any such meeting or action.

(e)   Place of Meetings; costs. The Manager or the Members calling the meeting may designate any place, either within or outside the State of South Carolina, as the place of meeting for any meeting of the Members. The costs of holding meetings of the Members are to be paid by the Company.

(f)   Voting. Except as otherwise expressly provided in this Agreement, the vote, consent, approval or ratification of a majority in Interest of the Members shall be required in order to constitute Member action. Each Member shall have that number of votes equal to such Member's number of Units.

(g)   Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney in fact. Such proxy shall be filed with the Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

(h)   Manner of Meetings. Members may participate in a meeting by any communication by means of which all participating Members can hear and speak to each other during the meeting. A Member participating in a meeting is deemed to be present in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A meeting of the Members may be held via conference call with no physical location designated as the place of the meeting. The Manager or the Member(s) calling a conference call meeting shall be responsible for arranging the conference call and shall specify in the notice of the conference call meeting the method by which the Members can participate in the conference call. The Manager will designate the person who is to preside over the meeting. If the Manager fails to designate someone to chair a meeting of the Members, the Members shall elect by a majority in Interest of those Members present a Member to preside over the meeting. The presiding Person shall cause a record to be kept of the meeting, which shall be filed with the Company's permanent records.

SECTION 8.8   Written Consent to Action in Lieu of Actual Meetings. Any action that is permitted or required to be taken by the Members, including any amendment to the Articles or to this Agreement, may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is (a) delivered to all of the Members in the manner provided in Section 13.1, (b) signed within thirty (30) days of being sent by that number of Members holding the number of votes required in

order to take the specified action, and (c) delivered to the Manager to be included in the Company's permanent records. The written consent may be signed in one or more counterparts.

ARTICLE 9
TRANSFER OF INTERESTS

SECTION 9.1   **In General**. No Unitholder shall Transfer all or any portion of its Interest without the prior written consent of the Manager, which consent may be given or withheld in the sole discretion of the Manager. Any Transfer which does not comply with the provisions of this Article shall be void.

SECTION 9.2   **Rights of Assignees**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company but is not admitted as a Member pursuant to the following Section shall become an assignee with respect to such Interest.

An assignee with respect to an Interest is entitled only to receive distributions and allocations with respect to such Interest as set forth in this Agreement, and shall have no other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation no right to receive notices to which Members are entitled under this Agreement, no right to vote, no right to access to information concerning the Company's transactions, no right to inspect or copy the books or records of the Company, no right to bring derivative actions on behalf of the Company, and no other rights of a Member under the Act or this Agreement. Moreover, an assignee shall not have the right to seek a judicial determination that it is equitable to dissolve and wind up the Company's business under Section 33-44-801(5) of the Act; provided, however, the Interest of an assignee shall be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on Transfer of Interests contained in this Article and subject to any claims or offsets the Company has against the assignor of such Interest, regardless of whether those claims or offsets exist at the time the assignee takes or acquires such Interest or arise afterwards. An amendment to this Agreement may change the rights of an assignee, even if the amendment is made after the assignee takes or acquires the Interest.

Notwithstanding anything to the contrary in this Agreement, an assignee shall not be entitled to receive any distributions from the Company until such assignee delivers to the Manager written notice of the Transfer, proof of the Transfer deemed sufficient by the Manager, the assignee's federal and state tax identification numbers, the assignee's current legal address and telephone number, and such other information as the Manager may reasonably request.

No Member shall be permitted to Transfer its Capital Account or rights to distributions and allocations with respect to an Interest and yet retain any of the other rights attendant to his Interest. Moreover, a Member shall not be permitted to Transfer the management participation and other noneconomic rights attendant to an Interest. A Member who Transfers all of the Member's Capital Account and rights to distributions and allocations with respect to the Member's entire Interest ceases to be a Member pursuant to Section 9.1 above.

SECTION 9.3   **Admission of Assignees as Members**. Any Person (who is not already a Member) who takes or acquires, by whatever means, the Interest of any Unitholder in the Company shall be admitted as a Member only upon the written consent of the Manager. The giving or withholding of such consent shall be in the sole, absolute and arbitrary discretion of the Manager. In addition, except as otherwise provided in this Agreement, no Person shall be admitted as a Member unless such Person:

(a)   Elects to become a Member by executing and delivering such Person's written acceptance and adoption of the provisions of this Agreement;

(b)   Executes, acknowledges and delivers to the Company such other instruments as the Company may deem necessary or advisable to effect the admission of such Person as a Member; and

(c)   Pays a transfer fee to the Company in an amount sufficient to cover all reasonable expenses of the Company connected with the admission of such Person as a Member.

An assignee who becomes a Member is liable for the obligations of the transferor to make contributions but is not obligated for liabilities unknown to the assignee at the time the assignee became a Member and which could not be ascertained from this Agreement. Whether or not an assignee becomes a Member, the transferor is not released from the transferor's liability to the Company.

The Manager shall amend the Information Exhibit from time to time to reflect the admission of Members or the assignment of Interests pursuant to this Article, any permitted issuance of additional Units, or changes to any information or matters set forth on the Information Exhibit.

Notwithstanding anything herein to the contrary, if at any time the Company has only one Member, and if that Member's entire Interest is Transferred, then the transferee(s) of such Member's Interest shall automatically be admitted as a Member.

SECTION 9.4   Distributions and Allocations With Respect to Transferred Interests. If any Interest is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Article, then (i) Profits, Losses and all other items attributable to the Interest for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the period in accordance with Code § 706(d), using any conventions permitted by the Code and selected in accordance with Section 11.7; (ii) all distributions on or before the date of such sale, assignment or transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account, Percentage Interest and Capital Contribution obligation amounts, and other similar items of the transferor to the extent related to the transferred Interest. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer. If the Company does not receive a notice stating the date the Interest was transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Interest. Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not any Manager or the Company had knowledge of any transfer of ownership of any Interest.

SECTION 9.5   Special Rules.

(a)   _Fiduciary Capacity_. A Unitholder may own an Interest in a fiduciary capacity, such as acting as a trustee under a trust agreement, a personal representative, executor, or administrator of an estate, or as a custodian. If so, the Unitholder will have no interest or obligation individually with respect to the Interest identified as held in a fiduciary capacity, but will be considered as acting solely in that fiduciary capacity. If a Unitholder acting in a fiduciary capacity ceases to act as such, the Unitholder's duly appointed successor will be a Unitholder in the same fiduciary capacity. The parties contemplate that a person may be a Unitholder in an individual capacity as well as a Unitholder in one or more fiduciary capacities.

(b)   Multiple Ownership. In the event of any Transfer which shall result in multiple ownership of any Unitholder's Interest, the Manager may require one or more trustees or nominees to be designated as representing a portion of or the entire Interest Transferred for the purpose of receiving all notices which may be given, and all payments which may be made, under this Agreement and for the purpose of exercising all rights which the transferor as a Unitholder has pursuant to the provisions of this Agreement.

SECTION 9.6   Call Right.

(a)   The Manager shall have the authority to cause the Company to purchase all, or less than all, of any Unitholder's Units in the Company ("*Call Right*"). A Call Right is exercisable by the Manager timely delivering written notice to the Unitholder and the Company. If the Manager causes the Company to exercise its Call Right in this Section 9.6, then the Company shall purchase such Unitholder's Units at the fair market value of the Units. The fair market value shall be determined by the Manager, in good faith, based on the amount the Manager reasonably believes the Unitholder would receive if the Company sold the Business, paid its debts and liquidated. The purchase price of any Call Right shall be delivered in cash at closing.

(b)   The exercise of a Call Right as provided in this Section shall create a legally binding obligation to buy and sell the Units in the Company and take all necessary actions as provided in this Section. If the Company or the Manager exercises an option hereunder, but the Company fails to tender the required consideration at the closing, the transferring Unitholder shall have all rights and remedies against the Company available for breach of contract. In addition, if a Unitholder becomes obligated hereunder to sell all or any Units to the Company and such Unitholder fails to comply with its obligations hereunder, the Manager or Company, as applicable, may at its option, in addition to all other remedies they may have, deliver to the Company the purchase price for such Units as herein calculated. Thereupon, the Manager or Company, as applicable, upon written notice to the selling Unitholder, shall (i) make commercially reasonable efforts to deliver such purchase price to such selling Unitholder, and (ii) make appropriate notation on its books and records denoting ownership of such Units by the Company, and thereupon all of such selling Unitholder's rights in and to such Units shall terminate.

ARTICLE 10
DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

SECTION 10.1   Dissolution Events. The Company shall dissolve only upon the first to occur of any of the following events:

(a)   The expiration of the term of the Company as set forth in its Articles.

(b)   The written consent of the Manager.

(c)   An event that makes it unlawful for all or substantially all of the business of the Company to be continued, but any cure of illegality within ninety (90) days after notice to the Company of the event is effective retroactively to the date of the event.

(d)   The entry of a decree of judicial dissolution of the Company under Section 33-44-801(4) of the Act or the administrative dissolution of the Company under Section 33-44-809 of the Act.

SECTION 10.2   Winding Up. Upon the dissolution of the Company, the Manager (or the Management Company, if so designated by the Manager), or, if there is no Manager, a liquidating trustee appointed by a majority in Interest of the Members, shall proceed to wind up the affairs of the Company as provided in this Agreement and the Act. Upon the dissolution of the Company, an accounting shall be

made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager (or the liquidating trustee) shall dispose of and convey the Company's assets (except to the extent the distribution of assets in kind has been approved in accordance with the consent requirements of Section 3.4) as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the Company's assets. Until final distribution, the Manager (or the liquidating trustee) shall continue to operate the Company's assets with all of the power and authority of the Manager. The costs of the liquidation shall be borne as an expense of the Company. If the Manager (or the Management Company) serves in the role as the liquidator, then as long as it is receiving management fees from the Company, it shall not be entitled to compensation for providing services in such capacity.

SECTION 10.3   **Liquidating Distributions**. The Company's assets and proceeds from the disposition of the Company's assets shall be distributed in the following order:

(a)   First, to the Company's creditors, including Unitholders who are creditors, to the extent otherwise permitted by law, other than liabilities to Unitholders for distributions, in satisfaction of liabilities of the Company, including establishing such reserves as may be reasonably necessary to provide for contingent and other liabilities of the Company (for purposes of determining the Capital Accounts of the Unitholders, the amounts of such reserves shall be deemed to be an expense of the Company); and

(b)   Next, to the Unitholders in the order and priority set forth in Section 3.1.

The Manager (or the liquidating trustee) shall use its reasonable efforts to comply with the timing requirements of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) and make the distributions pursuant to Subsection (b) by the end of the taxable year in which the Company liquidates (within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)) or, if later, within 90 days following such liquidation, but will not be bound to do so or liable in any way to any Person for failure to do so.

Distributions pursuant to Subsection (b) may be made to a trust established by the Members or the Company for the benefit of the Unitholders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unitholders from time to time, in the reasonable discretion of the trustee of the liquidating trust, in the same proportions as the amount distributed to such trust by the Company otherwise would have been distributed to the Unitholders pursuant to this Agreement.

SECTION 10.4   **No Deficit Restoration Obligation**. Notwithstanding anything to the contrary in this Agreement, upon liquidation, if any Unitholder has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Unitholder shall have no obligation to make any Capital Contribution to reduce or eliminate the negative balance of such Unitholder's Capital Account, and the negative balance of such Unitholder's Capital Account shall not be considered a debt owed by such Unitholder to the Company or to any other Person for any purpose whatsoever.

ARTICLE 11
BOOKS AND RECORDS; TAX MATTERS

SECTION 11.1   **Books and Records**. The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company, including the Agreed Value of property contributed or to be contributed to the capital of the Company. Any Member or its designated representative shall have the right, upon ten (10) days' prior written notice to the Manager, during normal business hours and without undue disruption, pursuant to Section 33-44-408 of the

Act to have access to and inspect and copy, at its expense, the contents of such books or records. Notwithstanding the previous sentence, the Manager shall have the right to keep confidential from the Members for such period of time as the Manager deems reasonable, any information which the Manager reasonably believes to be in the nature of trade secrets or other information, the disclosure of which the Manager in good faith believes is not in the best interests of the Company or could damage the Company or its business or which the Company is required by law or by agreement with a third party to keep confidential.

SECTION 11.2   **Bank and Financial Accounts**. All funds of the Company are to be deposited in the Company's name in such bank accounts or investment accounts as may be determined by the Manager and shall be withdrawn solely on the signature of the Manager, unless the Manager determines otherwise as evidenced by written resolution.

SECTION 11.3   **Financial Statements**.

(a)   Quarterly. Within ninety (90) days after the close of each quarter of the Fiscal Year (other than the last quarter), the Manager shall use commercially reasonable efforts to prepare and deliver to each Member a report comprised of unaudited quarterly financial statements of the Company for such quarter and a summary of all current Company operations for such quarter.

(b)   Annually. Within one hundred twenty (120) days after the close of each Fiscal Year, the Manager shall use commercially reasonable efforts to prepare or cause to be prepared, and deliver to each Member a report setting forth as of the end of such Fiscal Year unaudited annual financial statements, a report on the Company's operations and a copy of the Company's tax return. To the extent the Company has audited financial statements, the Company will provide investors with a copy of the audited financial statements.

SECTION 11.4   **Taxable Year; Accounting Methods; Organizational Expenses**.   The Company shall use the Fiscal Year as its taxable year. The Company shall report its income for income tax purposes using the method of accounting as may be selected from time to time by the Manager and permitted by law. The Organizational Expenses of the Company shall be expensed when incurred for financial accounting purposes and shall be amortized over a 180-month period to the extent permitted by Code § 709 for federal income tax purposes.

SECTION 11.5   **Tax Returns and Information**. The Manager shall use its commercially reasonable efforts to transmit to each Unitholder, within ninety (90) days of the close of each fiscal year, such Unitholder's Schedule K-1 (Internal Revenue Service Form 1065) or an equivalent report indicating such Unitholder's share of all items of income or gain, expense, loss or other deduction and tax credit of the Company for such year, as well as the status of its Capital Account as of the end of such year, and such additional information as it reasonably may request to enable it to complete its tax returns or to fulfill any other reporting requirements prior to the due date for such returns (after giving effect to all available extensions of time with respect to filing such tax returns).

SECTION 11.6   **Tax Classification**. The parties acknowledge that pursuant to Treasury Regulation Section 301.7701-3, the Company shall be classified as a partnership for federal income tax purposes. The Manager agrees that it (a) will not cause or permit the Company to elect (i) to be excluded from the provisions of Subchapter K of the Code or (ii) to be treated as a corporation for U.S. federal income tax purposes; (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for U.S. federal income tax purposes; (c) will cause the Company to file any required tax returns in a manner consistent with its

treatment as a partnership for U.S. federal income tax purposes; and (d) has not taken, and will not take, any action that would be inconsistent with the treatment of the Company as a partnership for such purposes.

SECTION 11.7   **Tax Elections**. Except as otherwise provided in this Agreement, the Manager shall cause the Company to make any and all elections for federal, state and local tax purposes including, without limitation, any election to adjust the basis of Company assets pursuant to Code Sections 734(b), 743(b), 754 and 755 or comparable provisions of state or local law, in connection with transfers of Interests and Company distributions. If an election under Code § 754 is made at the request of any Member, the Manager at its option may require such Member or its successor to bear the direct costs (for example, any additional accounting costs) that result from making such election, and such Member or any successor that becomes a party to this Agreement agrees to bear such costs. Similarly, if any Member makes an election pursuant to Code § 732(d), such Member agrees that it will bear the additional costs to the Company of any required accounting and reporting expenses resulting from such election.

SECTION 11.8   **Tax Audits**. The Manager shall be the "partnership representative" of the Company under Section 6223(a) of the Code (the "***Partnership Representative***"). The Manager shall have the authority to designate a person to serve as the designated individual of the Manager. The Partnership Representative shall have all power and authority with respect to the Company and its Unitholders as a "partnership representative" would have with respect to a partnership and its partners under the Code and in any similar capacity under state or local law. The Partnership Representative shall keep the Members reasonably informed as to the status of any tax investigations, audits, lawsuits or other judicial or administrative tax proceedings. Each Unitholder will cooperate with the Partnership Representative and do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of any examinations or proceedings. The Company will indemnify and reimburse the Partnership Representative for all expenses (including legal and accounting fees) incurred as Partnership Representative pursuant to this Section, including (but not limited to) any expenses incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or the Members attributable to their Interests in the Company. If the Company pays an imputed underpayment pursuant to Code Section 6223, to the extent possible, the portion thereof attributable to a Member may (within the discretion of the Manager) be treated as a withholding tax with respect to such Unitholder under Section 3.3. To the extent such portion of an imputed underpayment cannot be withheld from a current distribution, the Unitholder (or former Unitholder) shall be liable to the Company for the amount that cannot be so offset. The Partnership Representative shall continue to serve as such until it is replaced by the Manager.

ARTICLE 12
AMENDMENTS

SECTION 12.1   **General Rule**. The Manager may amend, modify, or waive any provision of this Agreement. However, no amendment, modification or waiver shall materially and adversely affect the rights or obligations of any Member contained in this Agreement in a manner disproportionately and adversely different from all other similarly situated Members without the prior written consent of a majority in Interest of the Members. No amendment or modification to, or deletion of this Section 12.1 shall be effective unless unanimously approved by a Supermajority in Interest of the Members. Notwithstanding the foregoing, (a) the addition of parties to this Agreement in accordance with its terms, (b) the creation and issuance of additional classes of Units and any amendments to this Agreement necessary to implement the additional class of Units, and (c) any amendment to this Agreement to cure any ambiguity or to correct or supplement any provision in this Agreement which may be inconsistent with any other provision in this Agreement, shall not be deemed to be an amendment, modification or waiver requiring the consent of any Member.

SECTION 12.2   Notice of Amendments.   The Manager shall furnish copies of any amendments to this Agreement to all Members, other than changes in the Information Exhibit (occurring pursuant to this Agreement), which shall not require the consent of or notice to any Member.


ARTICLE 13
MISCELLANEOUS

SECTION 13.1   Notices.   Any notice, payment, demand or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the Person or to an officer of the Person to whom the same is directed, or sent by regular, registered or certified United States mail, or by facsimile transmission or by electronic mail or by private mail or courier service, addressed as follows: if to the Company, to its designated office address, or to such other address as may be specified from time to time by notice to the Members; if to a Unitholder or Manager, to the address set forth on the Information Exhibit attached hereto, or to such other address as the Unitholder or Manager may specify from time to time by notice to the Unitholders or Manager. Any such notice shall be deemed to be delivered, given, and received for all purposes (i) as of the date of actual receipt if delivered personally or if sent by regular mail, facsimile transmission, electronic mail or by private mail or courier service, or (ii) two Business Days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, if sent by registered or certified United States mail, postage and charges prepaid, return receipt requested.

SECTION 13.2   Binding Effect.   Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

SECTION 13.3   Construction.   Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any party to this Agreement. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than another. References in this Agreement to the word "including" shall mean, unless otherwise indicated, "including without limitation."

SECTION 13.4   Entire Agreement; Side Letters.   This Agreement, the Subscription Agreements, and any Side Letters entered into with each Member contain the entire agreement among the parties and supersede all prior agreements, arrangements or understandings with respect thereto. The Manager may enter into one or more "side letters" or similar agreements with any Member or proposed Member ("*Side Letters*" and each a "*Side Letter*") pursuant to which the Manager grants to such Person specific rights, benefits, or privileges that are not made available to Members generally and such Side Letter shall constitute an amendment to this Agreement with respect to such Person. No Member shall have the right to review any Side Letter or be informed about the existence of or the terms of any Side Letter unless the Member is a party to such Side Letter. Notwithstanding the foregoing, the Manager shall not enter into any Side Letter that is substantially and materially detrimental to the Company or any Member. Any rights granted in a Side Letter relating to consent to the Transfer of an Interest in the Company shall be applicable only to the Member to whom such Side Letter is addressed. The Manager may amend the terms of any Side Letter from time to time.

SECTION 13.5   Creditors.   None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

SECTION 13.6 <u>Arbitration</u>. ANY DISPUTE, CONTROVERSY OR CLAIM, INCLUDING WITHOUT LIMITATION ANY DISPUTES FOR WHICH A DERIVATIVE SUIT COULD OTHERWISE BE BROUGHT PURSUANT TO THE ACT, ARISING OUT OF OR IN CONNECTION WITH, OR RELATING TO, THIS AGREEMENT OR ANY BREACH OR ALLEGED BREACH HEREOF SHALL, UPON THE REQUEST OF ANY PARTY INVOLVED, BE SUBMITTED TO, AND SETTLED BY, ARBITRATION IN THE CITY OF GREENVILLE, STATE OF SOUTH CAROLINA, PURSUANT TO THE COMMERCIAL ARBITRATION RULES THEN IN EFFECT OF THE AMERICAN ARBITRATION ASSOCIATION (OR AT ANY TIME OR AT ANY OTHER PLACE OR UNDER ANY OTHER FORM OF ARBITRATION MUTUALLY ACCEPTABLE TO THE PARTIES SO INVOLVED). ANY AWARD RENDERED SHALL BE FINAL AND CONCLUSIVE UPON THE PARTIES AND A JUDGMENT THEREON MAY BE ENTERED IN THE HIGHEST COURT OF THE FORUM, STATE OR FEDERAL, HAVING JURISDICTION. THE EXPENSES OF THE ARBITRATION SHALL BE BORNE EQUALLY BY THE PARTIES TO THE ARBITRATION, PROVIDED THAT EACH PARTY SHALL PAY FOR AND BEAR THE COST OF ITS OWN EXPERTS, EVIDENCE AND COUNSEL FEES, EXCEPT THAT IN THE DISCRETION OF THE ARBITRATOR, ANY AWARD MAY INCLUDE THE COST OF A PARTY'S COUNSEL IF THE ARBITRATOR EXPRESSLY DETERMINES THAT THE PARTY AGAINST WHOM SUCH AWARD IS ENTERED HAS CAUSED THE DISPUTE, CONTROVERSY, OR CLAIM TO BE SUBMITTED TO ARBITRATION AS A DILATORY TACTIC.

SECTION 13.7 <u>Headings</u>. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

SECTION 13.8 <u>Severability</u>. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

SECTION 13.9 <u>Additional Documents</u>. Each Member, upon the request of the Company, agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

SECTION 13.10 <u>Variation of Pronouns</u>. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons indicated thereby may require.

SECTION 13.11 <u>Governing Law; Consent to Jurisdiction</u>. The laws of the State of South Carolina shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members. Each party to this Agreement hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of South Carolina with respect to the enforcement of an arbitrator's ruling under Section 13.6 or emergency judicial relief.

SECTION 13.12 <u>Waiver of Action for Partition</u>. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

SECTION 13.13 <u>Counterpart Execution</u>. This Agreement may be executed in any number of counterparts with the same effect as if all of the parties had signed the same document. Such executions may be transmitted to the parties by facsimile or electronic mail, and such facsimile or electronic mail execution shall have the full force and effect of an original signature. All fully executed counterparts hereof,

whether original executions or facsimile executions or electronic mail executions or a combination, shall be construed together and shall constitute one and the same agreement.

SECTION 13.14   Power of Attorney. Each Unitholder hereby irrevocably makes, constitutes and appoints the Manager, with full power of substitution, so long as such Manager is acting in such a capacity (and any successor Manager thereof so long as such Manager is acting in such capacity), its true and lawful attorney, in such Unitholder's name, place and stead (it is expressly understood and intended that the grant of such power of attorney is coupled with an interest) to make, execute, sign, acknowledge, swear and file with respect to the Company:

(a)   all documents which the Manager deems necessary or desirable to effect the dissolution and termination of the Company which dissolution and termination shall have been authorized in accordance with the terms of this Agreement;

(b)   all such other instruments, documents and certificates which may from time to time be required by the laws of the State of South Carolina or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid existence of the Company;

(c)   all other amendments of this Agreement or the Articles, without limitation, amendments reflecting the withdrawal of the Manager, or the return, in whole or in part, of the Capital Contributions of any Unitholder or the addition, substitution or increased Capital Contributions Account of any Unitholder, or any action of the Members duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action; and

(d)   any other instrument, certificate or document required from time to time to admit a Member, to effect its substitution as a Member, to effect the substitution of the Member's assignee as a Member, or to reflect any action of the Members provided for in this Agreement.

No actions shall be taken by the Manager under the power of attorney granted pursuant to this Section that would have any adverse effect on the limited liability of any Member. This power of attorney (i) is a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and powers of attorney granted herein shall survive the death or disability of a Unitholder that is a natural person or the merger, dissolution or other termination of the existence of a Unitholder that is a corporation, association, partnership, limited liability company or trust, and (ii) shall survive the assignment by the Unitholder of the whole or any portion of its Interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate. In the event that the appointment conferred in this Section would not constitute a legal and valid appointment by any Unitholder under the laws of the jurisdiction in which such Unitholder is incorporated, established or resident, upon the request of the Manager, such Unitholder shall deliver to the Manager a properly authenticated and duly executed document constituting a legal and valid power of attorney under the laws of the appropriate jurisdiction covering the matters set forth in this Section. Each Unitholder hereby releases each Manager from any liability or claim in connection with the exercise of the authority granted pursuant to this power of attorney, and in connection with any other action taken by such Manager pursuant to which such Manager purports to act as the attorney-in-fact for one or more Unitholders, if the Manager believed in good faith that such action taken was consistent with the authority granted to it pursuant to this Section 13.14.

SECTION 13.15   Securities Matters. Each Unitholder understands that in addition to the restrictions on transfer contained in this Agreement, it must bear the economic risks of its investment for an indefinite period because the Units have not been registered under the Securities Act and, therefore, may not be sold or otherwise transferred unless they are registered under the Securities Act or an exemption from such registration is available. Each Member agrees with all other Members that it will not sell or otherwise transfer its Interest in the Company unless such Interest has been so registered or in the opinion of counsel for the Company, or of other counsel reasonably satisfactory to the Company, such an exemption is available.

SECTION 13.16   Company Property. The title to all real or personal property (or interests therein) now or hereafter acquired by the Company shall be held by and vested in the Company, and not by or in any Member, individually.

SECTION 13.17   Time of the Essence. Time is of the essence with respect to each and every term and provision of this Agreement.

SECTION 13.18   Waivers. No consent or waiver, express or implied, by any party with respect to any breach or default in the performance by any other party of its obligations hereunder shall be deemed or construed to be a consent or waiver with respect to any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder, and any failure on the part of any party to complain regarding any act of any other party which constitutes a breach of such other party's obligations hereunder or to declare any such other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

SECTION 13.19   Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

SECTION 13.20   Legal Representation. Each of the parties acknowledges that this Agreement has been prepared by legal counsel to the initial Manager, Trueline-Greenville Manager, LLC, Nelson Mullins Riley & Scarborough, LLP ("*Counsel*"), solely on behalf of and in the course of Counsel's representation of the initial Manager and that: (a) the parties understand that a conflict may exist between their individual interests and the interests of the Company and the Manager; (b) the parties have had the opportunity to seek the advice of independent legal counsel who could represent their individual interests and have either sought such advice prior to the execution of this Agreement or have declined to do so; and (c) the parties have received no representations from Counsel regarding the tax consequences to them arising from this Agreement or their ownership of any Interest in the Company.

SECTION 13.21   Exhibits. The Exhibits to this Agreement, each of which is incorporated by reference, are:

EXHIBIT A: Articles of Organization.
EXHIBIT B: Information Exhibit.
EXHIBIT C: Glossary of Terms.
EXHIBIT D: Regulatory Allocations.

IN WITNESS WHEREOF, the Members, the Manager, and the Company have executed this Agreement the day and year indicated on the following execution page, to be effective as of the Effective Date.

[EXECUTIONS APPEAR ON FOLLOWING PAGE(S)]

EXECUTION PAGE
TO THE
AMENDED AND RESTATED
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company

MANAGER:

                TRUELINE-GREENVILLE MANAGER, LLC,
                a South Carolina limited liability company

_____   By: _____
Date Executed   Name: Michael Grozier
                      Its: Manager

COMPANY:

                TRUELINE-GREENVILLE SPV, LLC,
                a South Carolina limited liability company

_____   By: **TRUELINE-GREENVILLE MANAGER, LLC**
Date Executed   a South Carolina limited liability company
                    Its: Manager

                    By: _____
                    Name: Michael Grozier
                    Its: Manager

EXHIBIT A
TO THE
AMENDED AND RESTATED
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company

ARTICLES OF ORGANIZATION

[SEE ATTACHED STAMPED COPY OF THE COMPANY'S ARTICLES OF ORGANIZATION.]

EXHIBIT B
TO THE
AMENDED AND RESTATED
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company
INFORMATION EXHIBIT

Member Name and Notice Address	Initial Capital Contributions		Initial Capital Account	Units (Indicate Class)	Percentage Interest
	Cash	Property Agreed Value			
[Name of Member] [Address of Member]	$_____	$_____	$_____	_____	_____%
[Name of Member] [Address of Member]	$_____	$_____	$_____	_____	_____%
Totals	$_____	$_____	$_____	_____	100.00%

Manager's Name and
Notice Address

Trueline-Greenville Manager, LLC
401 Rhett Street
Greenville, SC 29601

**EXHIBIT C
TO THE
AMENDED AND RESTATED
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company**

GLOSSARY OF TERMS

Many of the capitalized words and phrases used in this Agreement are defined below. Some defined terms used in this Agreement are applicable to only a particular Section of this Agreement or an Exhibit and are not listed below, but are defined in the Section or Exhibit in which they are used.

"***Act***" shall mean the South Carolina Uniform Limited Liability Company Act of 1996, as in effect in South Carolina and set forth at S.C. Code Ann. § 33-44-101 et seq. (or any corresponding provisions of succeeding law).

"***Additional Interests***" shall have the meaning set forth in Section 2.3.

"***Adjusted Capital Account***" means, with respect to any Unitholder, such Person's Capital Account (as defined below) as of the end of the relevant Fiscal Year increased by any amounts which such Person is obligated to restore, or is deemed to be obligated to restore pursuant to the next to last sentences of Treasury Regulations § 1.704-2(g)(1) (share of minimum gain) and 1.704-2(i)(5) (share of member nonrecourse debt minimum gain).

"***Affiliate***" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 10 percent or more of any class of outstanding equity interests of such Person or of any Person which such Person directly or indirectly owns or controls 10 percent or more of any class of equity interests, (iii) any officer, director, general partner or trustee of such Person, or any Person of which such Person is an officer, director, general partner or trustee, or (iv) any Person who is an officer, director, general partner, trustee or holder of 10 percent or more of the equity interests of any Person described in clauses (i) through (iii) of this sentence.

"***Agreed Value***" shall mean with respect to any noncash asset of the Company an amount determined and adjusted in accordance with the following provisions:

(a)   The initial Agreed Value of any noncash asset acquired by the Company other than by contribution by a Unitholder shall be its adjusted basis for federal income tax purposes.

(b)   The initial Agreed Value of any noncash asset contributed to the capital of the Company by any Member shall be its gross fair market value on the date of its contribution, as agreed to by the contributing Member and the Company.

(c)   The Agreed Value of any noncash asset distributed by the Company to any Unitholder shall be its gross fair market value, as determined by the Manager, as of the date the noncash asset is distributed.

(d)   Unless the Manager determines that making the adjustments under this paragraph (d) are not necessary to preserve the Unitholders' economic interests in the Company, the Agreed Values of all

noncash assets of the Company, regardless of how those assets were acquired, shall be adjusted from time to time to equal their gross fair market values, as determined by the Manager, as of the following times:

(i)   the acquisition of an Interest or an additional Interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(ii)   the distribution by the Company of more than a de minimis amount of money or other property as consideration for all or part of an Interest in the Company;

(iii)   the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g);

(iv)   the grant of an Interest in the Company (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Unitholder acting in a "partner capacity" within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(iii) or by a new Unitholder acting in a partner capacity or in anticipation of being a Unitholder; and

(v)   the issuance by the Company of a noncompensatory option (other than an option for a de minimis Interest) within the meaning of Treasury Regulations § 1.704-1(b)(2)(iv)(f)(5)(iv).

(e)   The Agreed Values of the Company's noncash assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), except that Agreed Values of the Company's noncash assets will not be adjusted under this paragraph (e) to the extent that an adjustment under paragraph (d) of this definition is made in connection with the transaction that would otherwise result in an adjustment under this definition.

(f)   If the Agreed Value of a noncash asset of the Company has been determined or adjusted pursuant to paragraph (b), (d) or (e) of this definition, such Agreed Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses (or items, if any of income, gain, expense, deduction, or loss of the Company to be allocated hereunder that are not included in the computation of Profits and Losses).

"*Agreement*" shall mean this Operating Agreement as amended from time to time.

"*Articles*" shall mean the Articles of Organization required to be filed by the Company pursuant to the Act together with all amendments thereto, if any.

"*Business*" shall have the meaning set forth in Section 1.4.

"*Business Days*" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Greenville, South Carolina, are required by law to remain closed.

"*Capital Account*" shall mean with respect to each Unitholder an account maintained and adjusted in accordance with the following provisions:

(a)   Each Person's Capital Account shall be increased by such Person's Capital Contributions, such Person's distributive share of Profits, any items in the nature of income or gain that are allocated pursuant to the Regulatory Allocations, and the amount of any Company liabilities that are assumed by such Person or that are secured by Company property distributed to such Person.

(b)   Each Person's Capital Account shall be decreased by the amount of cash and the Agreed Value of any Company property distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, any items in the nature of loss or deduction that are allocated pursuant to the Regulatory Allocations, and the amount of any liabilities of such Person that are assumed by the Company or that are secured by any property contributed by such Person to the Company.

If any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

If the Agreed Values of the Company assets are adjusted pursuant to the definition of Agreed Value contained in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations.

"**Capital Commitment**" shall mean with respect to any Member (other than the Manager), the amount that such Member has agreed to contribute to the Company as reflected, with respect to each Member, in the Member's Subscription Agreement.

"**Capital Contribution**" shall mean with respect to any Member, the amount of money and the initial Agreed Value of any property (other than money) contributed to the Company with respect to the Interest of such Member.

"**Capital Event**" shall mean any of the following events that do not result in the dissolution and liquidation of the Company: the sale or refinance of the Business or the receipt of net recoveries of damage awards and insurance proceeds which funds are not otherwise needed for repair or reconstruction of improvements to properties of the Business.

"**Cause**" shall have the meaning set forth in Section 5.4(a).

"**Class A Members**" shall mean collectively the Members who own Class A Units. "**Class A Member**" means any one of the Class A Members.

"**Class A Unitholders**" shall mean collectively the Unitholders who own Class A Units. "**Class A Unitholder**" means any one of the Class A Unitholders.

"**Class A Units**" shall have the meaning set forth in Section 2.6(a).

"**Class B Members**" shall mean collectively the Members who own Class B Units. "**Class B Member**" means any one of the Class B Members.

"**Class B Unitholders**" shall mean collectively the Unitholders who own Class B Units. "**Class B Unitholder**" means any one of the Class B Unitholders.

"**_Class B Units_**" shall have the meaning set forth in Section 2.6(b).

"**_Class C Members_**" shall mean collectively the Members who own Class C Units. "**_Class C Member_**" means any one of the Class C Members.

"**_Class C Unitholders_**" shall mean collectively the Unitholders who own Class C Units. "**_Class C Unitholder_**" means any one of the Class C Unitholders.

"**_Class C Units_**" shall have the meaning set forth in Section 2.6(c).

"**_Code_**" shall mean the Internal Revenue Code of 1986, as amended from time to time, or any successor federal revenue law.

"**_Company_**" shall mean Trueline-Greenville SPV, LLC, a South Carolina limited liability company.

"**_Covered Person_**" shall mean the Manager (including the Manager acting as Partnership Representative or as liquidator under Section 10.2), the Management Company (if one has been designated), and each member, shareholder, officer, director, employee, manager, agent, consultant or Affiliate of any of the foregoing.

"**_Default Rate_**" shall mean a per annum rate of return on a specified principal sum, compounded monthly, equal to the greater of (a) the Prime Rate plus 500 basis points, or (b) 18%, but in no event greater than the highest rate allowed by law.

"**_Depreciation_**" shall mean for each Fiscal Year of the Company or other period with respect to a particular asset of the Company, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to that asset for such Fiscal Year or other period, except that if, as of the beginning of such Fiscal Year or other period, the Agreed Value of the asset differs from its adjusted basis for federal income tax purposes, Depreciation for that asset will be an amount that bears the same ratio to its Agreed Value at the beginning of such Fiscal Year or other period as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to its adjusted tax basis at the beginning of the Fiscal Year or other period; provided, however, that if the asset's adjusted basis for federal income tax purposes at the beginning of such Fiscal Year or other period is zero, Depreciation for that asset shall be determined with reference to its Agreed Value using any reasonable method selected by the Manager.

"**_Dividend Increase Date_**" shall mean the earlier of (i) the date the Business opens for business and (ii) the date that is 18 months from the date of the Initial Closing.

"**_Effective Date_**" shall have the meaning set forth in Section 1.1.

"**_Event of Bankruptcy_**" shall mean, with respect to any Person, the occurrence any of the events set forth in Section 33-44-601(7) of the Act.

"**_Final Closing Date_**" shall mean the date of the final closing under which Members have acquired Interests pursuant to Subscription Agreements, such date to be determined by the Manager.

"***Fiscal Year***" shall mean, as of the Effective Date, the calendar year, and, with respect to the last year of the Company, the portion of the calendar year ending with the date of the final liquidating distributions.

"***Indemnitee***" shall have the meaning set forth in Section 7.2(a).

"***Initial Closing***" shall mean the initial issuance of any Units pursuant to a Subscription Agreement.

"***Interest***" shall mean all of the rights of each Unitholder with respect to the Company created under this Agreement or under the Act. With respect to any provision of this Agreement requiring the vote, approval, consent or similar action by the Members or a group of Members with respect to any matter, unless otherwise specified, reference to a majority (or a specified percentage) in Interest of the Members or group thereof means Members holding Units constituting a majority (or specified percentage) of the Units of the Members or group of Members, determined as the date of such vote, approval, consent or action unless an earlier record date has been established for determining the Members entitled to participate in such action, in which case the determination shall be made as of the earlier record date.

"***Investor Unitholders***" shall mean Unitholders who subscribed pursuant to a Subscription Agreement and excludes the Manager.

"***Management Company***" shall have the meaning set forth in Section 5.1(c) of this Agreement.

"***Manager***" shall refer to Trueline-Greenville Manager, LLC, a South Carolina limited liability company, and to any other Person who becomes a Manager under the terms of this Agreement until such Person shall cease to be a Manager as provided herein.

"***Members***" shall refer collectively to the Persons listed on the Information Exhibit as Members and to any other Persons who are admitted to the Company as Members or who become Members under the terms of this Agreement until such Persons have ceased to be Members under the terms of this Agreement. "***Member***" means any one of the Members.

"***Percentage Interest***" shall mean the percentage set forth opposite each Unitholder's name on the Information Exhibit in the column labeled "Percentage Interest." A Unitholder's Percentage Interest shall be a percentage equal to a fraction the numerator of which shall be the number of Units held by such Unitholder and the denominator of which shall be the total number of Units held by all Unitholders.

"***Person***" shall mean any natural person, partnership, trust, estate, association, limited liability company, corporation, custodian, nominee, governmental instrumentality or agency, body politic or any other entity in its own or any representative capacity.

"***Portfolio Company***" shall have the meaning set forth in Section 1.4.

"***Prime Rate***" as of a particular date shall mean the prime rate of interest as published on that date in the Wall Street Journal, and generally defined therein as "the base rate on corporate loans posted by at least 75% of the nation's 30 largest banks." If the Wall Street Journal is not published on a date for which the Prime Rate must be determined, the Prime Rate shall be the prime rate published in the Wall Street Journal on the nearest-preceding date on which the Wall Street Journal was published.

"***Profits***" and "***Losses***" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to

Code § 703(a)(l) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code § 705(a)(2)(B) or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)   If the Agreed Value of any asset of the Company is adjusted under paragraphs (c) or (d) of the definition of "Agreed Value," then for purposes of computing Profits and Losses for the Fiscal Year of such adjustment, the amount of that adjustment will be taken into account as income, gain, loss or deduction, as the case may be, as if the asset had been sold for an amount equal to its adjusted Agreed Value as provided by Treasury Regulations § 1.704-1(b)(2)(iv)(f)(2);

(d)   Gain or loss recognized for federal income tax purposes from the disposition of Company assets shall be computed by reference to the Agreed Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Agreed Value;

(e)   Depreciation shall be used in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the Company's taxable income or loss;

(f)   To the extent that Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) requires an adjustment made to the adjusted tax basis of any of the Company's assets pursuant to Code § 734(b) to be taken into account in determining Capital Account balances as a result of a distribution made other than in liquidation of a Unitholder's Interest, the amount of such adjustment shall be treated as a taxable gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Profits and Losses; and

(g)   Notwithstanding any other provision of this definition, no items of income, gain, expense, deduction or loss that are specifically allocated under the Regulatory Allocations Exhibit are to be taken into account in computing Profits or Losses, but the amounts of those items are to be determined by applying rules comparable to those provided in paragraphs (a) through (f) of this definition.

"***Regulatory Allocations***" shall mean those allocations of items of Company income, gain, loss or deduction set forth on the Regulatory Allocations Exhibit and designed to enable the Company to comply with the alternate test for economic effect prescribed in Treasury Regulations § 1.704-1(b)(2)(ii)(d), and the safe harbor rules for allocations attributable to nonrecourse liabilities prescribed in Treasury Regulations § 1.704-2.

"***Securities Act***" shall mean the Securities Act of 1933, as amended from time to time, or any successor statute thereto.

"***Side Letters***" shall have the meaning set forth in Section 13.4.

"***Subscription Agreement***" shall mean as to any Member, the subscription agreement between such Member and the Company in connection with its purchase of Interests.

"***Supermajority***" shall mean sixty-six and two-thirds percent (66.67%) in Interest of the Members.

"**_Transfer_**" shall mean any sale, assignment, transfer, conveyance, pledge, hypothecation or other disposition, voluntarily or involuntarily, by operation of law, with or without consideration or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process) of all or any portion of any Interest.

"**_Treasury Regulations_**" shall mean the final and temporary Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"**_United States Person_**" shall have the meaning given to that term in Code § 7701(a)(30).

"**_Unitholder_**" shall mean a Person holding Units.

"**_Units_**" represent the basis on which Interests are denominated and the basis on which the relative rights, privileges, preferences and obligations are determined under this Agreement and the Act, and the total number and class of Units attributed to each Unitholder shall be the number recorded on the Information Exhibit as of the relevant time.

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**EXHIBIT D
TO THE
AMENDED AND RESTATED
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company**

REGULATORY ALLOCATIONS

This Exhibit contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in Section 4.1 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations § 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (h) contain the Regulatory Allocations themselves. Subsections (i), (j) and (k) are special rules applicable in applying the Regulatory Allocations.

(a) Definitions Applicable to Regulatory Allocations. For purposes of the Agreement, the following terms shall have the meanings indicated:

(i) "***Company Minimum Gain***" has the meaning of "partnership minimum gain" set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d). In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(ii) "***Member Nonrecourse Deductions***" shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations § 1.704-2(i)(2).

(iii) "***Member Nonrecourse Debt***" means any Company liability with respect to which one or more but not all of the Unitholders or related Persons to one or more but not all of the Unitholders bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

(iv) "***Member Nonrecourse Debt Minimum Gain***" shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.704-2(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(v) "***Nonrecourse Deductions***" shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.704-2(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to

Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of Company Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi)   "*Nonrecourse Liability*" means any Company liability (or portion thereof) for which no Unitholder bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii)   "*Regulatory Allocations*" shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b)   Nonrecourse Deductions. All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

(c)   Member Nonrecourse Deductions. All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholder who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d)   Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Unitholder shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above. This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e)   Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Unitholder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above. This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f)   Reallocation of Losses. Section 4.1 notwithstanding, if and to the extent that any allocation of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) to any Unitholder would cause a deficit in such Unitholder's Adjusted Capital Account or would further reduce an existing balance that is already negative, then such Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) shall be allocated to the other Unitholders for whom the limitation described in this Paragraph does not apply in proportion to the amounts of Losses (or items of expense, deduction, or loss to be allocated

hereunder that are not included in the computation of Losses) that otherwise would be allocated among them for that Fiscal Year. In the event that any special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) are made pursuant to this paragraph, items of gross Company income and gain from subsequent periods shall be specially allocated to offset, to the extent feasible and as promptly as possible, such special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses).

(g) <u>Qualified Income Offset</u>. In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Unitholder's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(h) <u>Gross Income Allocation</u>. In the event any Unitholder has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Unitholder shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(i) <u>Curative Allocations</u>. When allocating Profits and Losses under Sections 4.1 and 4.2, such allocations shall be made so as to offset any prior allocations of gross income under Paragraph (h) above to the greatest extent possible so that overall allocations of Profits and Losses shall be made as if no such allocations of gross income occurred.

(j) <u>Ordering</u>. The allocations in this Exhibit to the extent they apply shall be made before the allocations of Profits and Losses under Section 4.1 and in the order in which they appear above.

(k) <u>Waiver of Minimum Gain Chargeback Provisions</u>. If the Manager determines that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the Company will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Manager shall have the authority, but not the obligation, after giving notice to the Members, to request on behalf of the Company the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4). The Company shall pay the expenses (including attorneys' fees) incurred to apply for the waiver. The Manager shall promptly copy all Members on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

(l) <u>Code Section 754 Adjustments</u>. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Unitholders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

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EXHIBIT D
TO THE
OPERATING AGREEMENT
OF
TRUELINE-GREENVILLE SPV, LLC
a South Carolina limited liability company

REGULATORY ALLOCATIONS

This Exhibit contains special rules for the allocation of items of Company income, gain, loss and deduction that override the basic allocations of Profits and Losses in Section 4.1 of the Agreement to the extent necessary to cause the overall allocations of items of Company income, gain, loss and deduction to have substantial economic effect pursuant to Treasury Regulations § 1.704-1(b) and shall be interpreted in light of that purpose. Subsection (a) below contains special technical definitions. Subsections (b) through (h) contain the Regulatory Allocations themselves. Subsections (i), (j) and (k) are special rules applicable in applying the Regulatory Allocations.

(a)   Definitions Applicable to Regulatory Allocations. For purposes of the Agreement, the following terms shall have the meanings indicated:

(i)   "***Company Minimum Gain***" has the meaning of "partnership minimum gain" set forth in Treasury Regulations § 1.704-2(d), and is generally the aggregate gain the Company would realize if it disposed of its property subject to Nonrecourse Liabilities in full satisfaction of each such liability, with such other modifications as provided in Treasury Regulations § 1.704-2(d). In the case of Nonrecourse Liabilities for which the creditor's recourse is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(ii)   "***Member Nonrecourse Deductions***" shall mean losses, deductions or Code § 705(a)(2)(B) expenditures attributable to Member Nonrecourse Debt under the general principles applicable to "partner nonrecourse deductions" set forth in Treasury Regulations § 1.704-2(i)(2).

(iii)   "***Member Nonrecourse Debt***" means any Company liability with respect to which one or more but not all of the Unitholders or related Persons to one or more but not all of the Unitholders bears the economic risk of loss within the meaning of Treasury Regulations § 1.752-2 as a guarantor, lender or otherwise.

(iv)   "***Member Nonrecourse Debt Minimum Gain***" shall mean the minimum gain attributable to Member Nonrecourse Debt as determined pursuant to Treasury Regulations § 1.704-2(i)(3). In the case of Member Nonrecourse Debt for which the creditor's recourse against the Company is not limited to particular assets of the Company, until such time as there is regulatory guidance on the determination of minimum gain with respect to such liabilities, all such liabilities of the Company shall be treated as a single liability and allocated to the Company's assets using any reasonable basis selected by the Manager.

(v)   "***Nonrecourse Deductions***" shall mean losses, deductions, or Code § 705(a)(2)(B) expenditures attributable to Nonrecourse Liabilities (see Treasury Regulations § 1.704-2(b)(1)). The amount of Nonrecourse Deductions for a Fiscal Year shall be determined pursuant to Treasury Regulations § 1.704-2(c), and shall generally equal the net increase, if any, in the amount of

Company Minimum Gain for that taxable year, determined generally according to the provisions of Treasury Regulations § 1.704-2(d), reduced (but not below zero) by the aggregate distributions during the year of proceeds of Nonrecourse Liabilities that are allocable to an increase in Company Minimum Gain, with such other modifications as provided in Treasury Regulations § 1.704-2(c).

(vi)   "***Nonrecourse Liability***" means any Company liability (or portion thereof) for which no Unitholder bears the economic risk of loss under Treasury Regulations § 1.752-2.

(vii)   "***Regulatory Allocations***" shall mean allocations of Nonrecourse Deductions provided in Paragraph (b) below, allocations of Member Nonrecourse Deductions provided in Paragraph (c) below, the minimum gain chargeback provided in Paragraph (d) below, the member nonrecourse debt minimum gain chargeback provided in Paragraph (e) below, the qualified income offset provided in Paragraph (f) below, the gross income allocation provided in Paragraph (g) below, and the curative allocations provided in Paragraph (h) below.

(b)   Nonrecourse Deductions. All Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholders in accordance with their Percentage Interests.

(c)   Member Nonrecourse Deductions. All Member Nonrecourse Deductions for any Fiscal Year shall be allocated to the Unitholder who bears the economic risk of loss under Treasury Regulations § 1.752-2 with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable.

(d)   Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain for a Fiscal Year, each Unitholder shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of such net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g)(2) and the definition of Company Minimum Gain set forth above. This provision is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and shall be interpreted consistently therewith.

(e)   Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt for any Fiscal Year, each Unitholder who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt as of the beginning of the Fiscal Year, determined in accordance with Treasury Regulations § 1.704-2(i)(5), shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Unitholder's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and (5) and the definition of Member Nonrecourse Debt Minimum Gain set forth above. This Paragraph is intended to comply with the member nonrecourse debt minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and shall be interpreted consistently therewith.

(f)   Reallocation of Losses. Section 4.1 notwithstanding, if and to the extent that any allocation of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) to any Unitholder would cause a deficit in such Unitholder's Adjusted Capital Account or would further reduce an existing balance that is already negative, then such Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) shall be allocated to the other Unitholders for whom the limitation described in this Paragraph does not apply in proportion to the amounts of Losses (or items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) that otherwise would be allocated among

them for that Fiscal Year. In the event that any special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses) are made pursuant to this paragraph, items of gross Company income and gain from subsequent periods shall be specially allocated to offset, to the extent feasible and as promptly as possible, such special allocations of Losses (and any items of expense, deduction, or loss to be allocated hereunder that are not included in the computation of Losses).

(g)　　Qualified Income Offset. In the event any Unitholder unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be allocated to such Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, any deficit in such Unitholder's Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible.

(h)　　Gross Income Allocation. In the event any Unitholder has a deficit in its Adjusted Capital Account at the end of any Fiscal Year, each such Unitholder shall be allocated items of Company gross income and gain, in the amount of such Adjusted Capital Account deficit, as quickly as possible.

(i)　　Curative Allocations. When allocating Profits and Losses under Sections 4.1 and 4.2, such allocations shall be made so as to offset any prior allocations of gross income under Paragraph (h) above to the greatest extent possible so that overall allocations of Profits and Losses shall be made as if no such allocations of gross income occurred.

(j)　　Ordering. The allocations in this Exhibit to the extent they apply shall be made before the allocations of Profits and Losses under Section 4.1 and in the order in which they appear above.

(k)　　Waiver of Minimum Gain Chargeback Provisions. If the Manager determines that (i) either of the two minimum gain chargeback provisions contained in this Exhibit would cause a distortion in the economic arrangement among the Members, (ii) it is not expected that the Company will have sufficient other items of income and gain to correct that distortion, and (iii) the Members have made Capital Contributions or received net income allocations that have restored any previous Nonrecourse Deductions or Member Nonrecourse Deductions, the Manager shall have the authority, but not the obligation, after giving notice to the Members, to request on behalf of the Company the Internal Revenue Service to waive the minimum gain chargeback or member nonrecourse debt minimum gain chargeback requirements pursuant to Treasury Regulations §§ 1.704-2(f)(4) and 1.704-2(i)(4). The Company shall pay the expenses (including attorneys' fees) incurred to apply for the waiver. The Manager shall promptly copy all Members on all correspondence to and from the Internal Revenue Service concerning the requested waiver.

(l)　　Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code § 734(b) or Code § 743(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Unitholders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

[THE REMAINDER OF THIS PAGE INTENTIONALLY HAS BEEN LEFT BLANK.]

EXHIBIT D

SUBSCRIPTION AGREEMENT

THE PREFERRED UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE PREFERRED UNITS.   THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Trueline-Greenville L.L.C.

Re: Purchase of Preferred Units in Trueline-Greenville SPV, LLC

Ladies and Gentlemen:

The undersigned subscriber (the "*Subscriber*") understands that Trueline-Greenville SPV, LLC a South Carolina limited liability company (the "*SPV Company*") headquartered in Greenville, South Carolina, is offering Preferred Units (the "*Preferred Units*" and each a "*Preferred Unit*"). The SPV Company was formed as a crowdfunding special purpose vehicle by Trueline-Greenville L.L.C., a South Carolina limited liability company ("*Trueline*"), to facilitate its Regulation CF Offering. All of the proceeds received by the SPV Company in this offering will be invested in Trueline with the goal of developing and operating a music venue at 401 Rhett Street, Greenville, S.C. 29601 (the "*Venue*"). The offering is made to both accredited and non-accredited investors pursuant to the Form C, as amended, jointly filed by the SPV Company and Trueline with the U.S. Securities and Exchange Commission ("*SEC*") and the offering memorandum, which is included therein (the "*Form C*"). The SPV Company is offering the Preferred Units to prospective investors through the Vicinity, LLC crowdfunding portal, which is registered with the SEC (the "*Portal*").

To the extent this Subscription Agreement or any documents attached hereto and/or incorporated by reference herein or that have otherwise been provided to the Subscriber contain any pro forma financial information or predictions regarding, among other things, future income projections, the Subscriber understands and acknowledges that such pro forma financial information and income projections are speculative in nature. The Subscriber understands and acknowledges that the Subscriber's purchase of Preferred Units is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in Preferred Units may be lost. The Subscriber acknowledges that the Subscriber has carefully reviewed the SPV Company's Operating Agreement (the "SPV Company's Operating Agreement"), Trueline's Operating Agreement ("Trueline's Operating Agreement" and together with the SPV Company's Operating Agreement, the "Operating Agreements"), and the Form C.

This Subscription Agreement includes the following:

- Annex A   –   Federal Income Tax Backup Withholding Form

Based on these premises, the Subscriber hereby confirms its agreement with the SPV Company as follows:

1.   On the date hereof, subject to the terms of this Subscription Agreement and the Form C, the Subscriber agrees to purchase from the SPV Company and, upon acceptance by the SPV Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the SPV Company agrees to issue and sell to the Subscriber the number of Preferred Units listed on the signature page to this Subscription Agreement at a price of $1.00 per Preferred Unit.

2.   Upon acceptance of this Subscription Agreement by the SPV Company, the Subscriber shall purchase the Preferred Units by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Subscription Agreement.

3.   The Subscriber represents, warrants, and agrees as follows:

(a)   The Subscriber understands and accepts that the purchase of the Preferred Units involves various risks, including the risks outlined in the Form C and this Subscription Agreement. The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the Preferred Units; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the SPV Company.

(b)   The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding; and (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment.

(c)   The Subscriber has received and reviewed a copy of the Form C and had an opportunity to ask questions of and receive answers about the SPV Company and Trueline concerning the investment in the Preferred Units. The Subscriber understands and agrees that the SPV Company and Trueline are solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in Preferred Units issued by the SPV Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all. The Subscriber also understands that the SPV Company and Trueline will, upon the Subscriber's request, make available to the Subscriber or the Subscriber's legal, tax, or financial advisors any information regarding the SPV Company or Trueline that the SPV Company or Trueline possesses or can obtain without unreasonable expense. The Subscriber acknowledges that he has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the SPV Company, Trueline, the Preferred Units, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in the SPV Company and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d)   The Subscriber understands that the Preferred Units in the SPV Company to be issued pursuant to this Subscription Agreement have not been passed on as to fairness or recommended or endorsed by any federal or state agency or any other entity or person, and the issuance of the Preferred Units will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The SPV Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Subscription Agreement.

(e)   The Subscriber is purchasing the Preferred Units for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the Preferred Units unless the Preferred Units have been registered under the Securities Act and applicable state securities laws or, in the opinion of counsel to the SPV Company, an exemption therefrom is available.

(f)   The Subscriber has had an opportunity to review the Operating Agreements with the Subscriber's legal, tax, or financial advisors or has elected not to do so. The Subscriber understands that upon acceptance of this Agreement by the SPV Company the Subscriber will be bound by the terms and conditions of the SPV Company's Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Operating Agreements. The Subscriber acknowledges that the relative features of the Preferred Units are described in the SPV Company's Operating Agreement and the Preferred Units are subject to restrictions as contained in the SPV Company's Operating Agreement.

(g)   The Subscriber confirms that it is not relying and will not rely on any communication of the SPV Company, Trueline, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Preferred Units. The Subscriber understands that information and explanations related to the offering of Preferred Units provided by the SPV Company, Trueline, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the Preferred Units, and that neither the SPV Company, Trueline, the Portal, nor any of their affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Preferred Units. The Subscriber acknowledges that neither the SPV Company, Trueline, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Preferred Units for purposes of determining the Subscriber's authority or suitability to purchase the Preferred Units.

(h)   The Subscriber has had an opportunity to ask questions of the Manager regarding the business plan of the SPV Company and Trueline. The Subscriber understands that the SPV Company will be using all of the proceeds of this offering to invest in Trueline with the goal of developing and operating the Venue. The Subscriber understands that Trueline's business plan is subject to change depending on a variety of circumstances, and Trueline may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that Trueline sells additional units or membership interests, the SPV Company's interest in Trueline would then be diluted on a pro rata basis with other members of Trueline, and, consequentially, the Subscriber's indirect ownership percent in Trueline would be subsequently reduced. There can be no assurance that Trueline will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Trueline.

(i)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the SPV Company, resulting in a partial or total loss of the Subscriber's investment in the SPV Company. The Subscriber confirms that no representations or warranties about SPV Company success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the SPV Company.

(j)   The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscriber's obligations under this Subscription Agreement and the SPV Company's Operating Agreement and to subscribe for and purchase or otherwise acquire the Preferred Units. The Subscriber agrees and acknowledges that the Subscriber has been encouraged to and has had the opportunity to receive the advice and counsel of Subscriber's own legal, tax, and financial advisors and that the Subscriber has not relied on the advice of anyone else in making a decision to invest in the Preferred Units. Upon

acceptance of this Subscription Agreement by the SPV Company, this Subscription Agreement and the SPV Company's Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms. If the Preferred Units are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Subscription Agreement shall be joint and several representations, warranties, and obligations of each owner.

(k)   The Subscriber understands that the Preferred Units are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the SPV Company has no obligation or intention to take any action to permit subsequent sales of the Preferred Units pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the Preferred Units, or any interest therein, except in compliance with Regulation Crowdfunding or the SPV Company's Operating Agreement.

4.   The Subscriber acknowledges that the SPV Company and Trueline and their Managers, Members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Preferred Units for sale to the Subscriber without having first registered the issuance of the Preferred Units under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Subscriber agrees to indemnify and hold harmless the SPV Company, Trueline, and each of their Managers, Members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Subscription Agreement. All representations, warranties, and covenants made by the Subscriber contained in this Subscription Agreement and the indemnification contained in this Paragraph 4 shall survive the acceptance of this Subscription Agreement and the sale of the Preferred Units.

6.   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby. This Subscription Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Subscription Agreement may be executed and delivered by facsimile or email transmission, which will constitute the legal delivery hereof. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

7.   If any provision of this Subscription Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Subscription Agreement that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

8.   Correspondence addressed to the Subscriber should be sent to the address listed below until such time as the Subscriber shall notify the SPV Company, in writing, of a different address to which such correspondence and notices are to be sent.

9.   The Subscriber acknowledges that (i) this Subscription Agreement is a subscription to purchase Preferred Units in the aggregate amount set forth below and (ii) this Subscription Agreement will not be deemed to be accepted until it is signed by the SPV Company and returned to the Subscriber.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement for the purchase of Preferred Units as of this date _____.

_____
Name of Subscriber (Print or Type)

_____
Signature

Number of Preferred Units:

_____

Aggregate Purchase Price:

$_____

Address:

_____

_____

_____

Phone Number: _____

Email Address: _____

AGREED TO AND ACCEPTED this date _____.

Trueline-Greenville SPV, LLC

By: Trueline-Greenville Manager, LLC., its Manager

_____
By: Michael Grozier, Manager

Annex A

FEDERAL INCOME TAX BACKUP WITHHOLDING FORM

In order to prevent the application of federal income tax backup withholding, each subscriber must provide us with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9 below. Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50.00 penalty imposed by the IRS.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

SUBSTITUTE FORM W-9

Under penalties of perjury, I certify that: (i) the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me); and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if, after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (ii).

Each subscriber should complete this section.

SUBSCRIBER (if an individual):

_____

Signature of Individual Subscriber

_____

Print Name of Subscriber

SSN: _____

PLEASE SIGN AND RETURN THIS PAGE

EXHIBIT E

AUDITED FINANCIALS

TRUELINE-GREENVILLE, LLC

Financial Statements For The Years Ended December 31, 2022 and 2021



Independent Auditor's Report

To the Board of Directors and Shareholders
of Trueline - Greenville, LLC

Opinion

We have audited the financial statements of Trueline - Greenville, LLC, (a South Carolina limited liability company), which comprise the balance sheets as of December 31, 2022 and December 31, 2021, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Trueline - Greenville, LLC as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Trueline - Greenville, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Trueline - Greenville, LLC 's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

6301 Preston Rd Suite 700
Plano, TX. 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Trueline - Greenville, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Trueline - Greenville, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B.
The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Plano, TX
July 25, 2023

6301 Preston Rd Suite 700
Plano, TX. 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TRUELINE-GREENVILLE, LLC
BALANCE SHEET
DECEMBER 31, 2022 AND 2021

_____

	2022	**2021**
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ -
TOTAL CURRENT ASSETS	-	-
NON-CURRENT ASSETS		
Right-Of-Use-Asset, Net	3,016,682	3,100,747
Security Deposit	44,522	44,522
TOTAL NON-CURRENT ASSETS	3,061,204	3,145,269
TOTAL ASSETS	$ 3,061,204	$ 3,145,269
LIABILITIES AND MEMBER'S EQUITY		
NON-CURRENT LIABILITIES		
Lease Liability, Net	3,016,682	3,100,747
Related Party Loans	506,653	216,773
TOTAL LIABILITIES	3,523,335	3,317,520
MEMBER'S EQUITY		
Retained Deficit	(462,131)	(172,251)
TOTAL MEMBER'S EQUITY	(462,131)	(172,251)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,061,204	$ 3,145,269

TRUELINE-GREENVILLE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Operating Expense		
Lease Expense	121,184	12,563
Amortization	84,064	20,343
General & Administrative	28,250	20,895
Contractors and Professional Services	5,907	71,409
Advertising & Marketing	500	-
	239,905	125,210
Net Loss from Operations	(239,905)	(125,210)
Other Expenses		
Taxes	(20)	(103)
Interest Expense	(49,955)	(46,938)
Net Loss	$ (289,880)	$ (172,251)

TRUELINE-GREENVILLE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

_____

	2022	**2021**
Net Loss For The Period	$ (289,880)	$ (172,251)
Cash Flows From Operating Activities		
Amortization of Right-Of-Use-Assets	84,064	20,343
Net Cash Flows From Operating Activities	(205,816)	(151,908)
Cash Flows From Investing Activities		
Right-Of-Use-Assets Obtained In Exchange For Operating Lease Liability	-	(3,121,090)
Refundable Security Deposit	-	(44,522)
Net Cash Flows From Investing Activities	-	(3,165,612)
Cash Flows From Financing Activities		
Issuance of Related Party Loans	289,880	216,773
Right-Of-Use-Assets Obtained In Exchange For Operating Lease Liability	-	3,121,090
Reduction of Lease Liability, Net	(84,064)	(20,343)
Net Cash Flows From Financing Activities	205,816	3,317,520
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	-	-
Cash at End of Period	$ -	$ -

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

TRUELINE-GREENVILLE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

_____

	Retained Deficit	Total Members' Equity
Balance at June 23, 2021 (Inception)	$ -	$ -
Net Loss	(172,251)	(172,251)
Balance at December 31, 2021	$ (172,251)	$ (172,251)
Net Loss	(289,880)	(289,880)
Balance at December 31, 2022	$ (462,131)	$ (462,131)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Trueline-Greenville, LLC ("the Company") is a limited liability company organized under the State of South Carolina. The Company will operate an entertainment venue which will feature a kitchen, bar, and other venue options.

The Company will be managed by Trueline Brands, LLC.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2022 of $289,880 and $172,251 in 2021.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 25, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of an early-stage enterprise including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Lease and Security Deposit

The Company occupies venue space under a non-cancellable operating lease. The lease term expires in 2031 and the Company was granted two five-year options to extend the lease prior to the end of the preceding original lease term. Management is reasonably certain that the two additional option terms will be exercised. The lease agreement also calls for payment of certain annual operating costs, including insurance, property taxes, and utilities. If at any time the Company fails to make any payment or perform any act required by the agreement, there will be an additional charge equal to 10% imposed on the Company. Future minimum monthly payments due under the lease are as follows:

2023- $22,257.83
2024- $22,647.33
2025- $23,043.67
2026- $23,446.92
2027- $23,857.25
2028- $24,274.75
2029- $24,699.58
2030- $25,131.75
2031- $25,571.58
2032- $26,019.08
2033- $26,474.42
2034- $26,937.75
2035- $27,409.17
2036- $27,888.83
2037- $28,376.83
2038- $28,873.42
2039- $29,378.75
2040- $29,892.83
2041- $30,416.00

As part of the lease arrangement, a refundable security deposit was paid amounting to $44,522.

The Company has an operating lease with a remaining lease term of 19 years, which includes options to extend the lease for up to 10 years which are reasonably certain to be exercised. Under ASC 842, lessees are required to recognize ROU assets and lease liabilities to be compliant with regulatory requirements. The following summarizes the line items in the balance sheet which includes the amounts for the operating lease as of December 31:

	2022	2021
Operating Leases		
Operating lease right-of-use-assets	$ 3,016,682	$ 3,100,747
Operating lease liability	$ 3,016,682	$ 3,100,747

The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. The Company uses a risk-free discount rate based on the information available at the commencement date in determining the present value of lease payments which goes as follows:

	12/31/2022	12/31/2021
Weighted-Average Remaining Lease Term (Years)		
Operating lease	18.5	19.7
Risk-Free Discount Rate		
Operating lease	6.00%	6.00%

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax return of the sole member and the applicable taxes, if any, are paid by the member.

NOTE D- DEBT

Related Party Loans

During 2022 and 2021, the Company issued a series of related party loans in exchange for cash for the purpose of funding continuing operations ("the Related Party Loans"). The loans bear no interest and are payable at a future date to be determined by management.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The

amount of deposits that exceeded Federal Deposit Insurance limits was $0 as of December 31, 2022 and 2021.

NOTE F- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 25, 2023, the date that the financial statements were available to be issued.

TRUELINE-GREENVILLE SPV, LLC

Financial Statements For June 22, 2023 (Inception) through June 30, 2023



Independent Auditor's Report

To the Board of Directors and Shareholders
of Trueline - Greenville SPV, LLC

Opinion

We have audited the financial statements of Trueline - Greenville SPV, LLC, (a South Carolina limited liability company), which comprise the balance sheet as of June 30, 2023, and the related statements of operations, changes in members' equity, and cash flows for the period from inception of June 22, 2023 to June 30, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Trueline - Greenville SPV, LLC as of June 30, 2023, and the results of its operations and its cash flows for the period from inception of June 22, 2023 to June 30, 2023 then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Trueline - Greenville SPV, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Trueline - Greenville SPV, LLC 's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

6301 Preston Rd Suite 700
Plano, TX. 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Trueline - Greenville SPV, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Trueline - Greenville SPV, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Jason M. Tyra, CPA, PLLC
Plano, TX
July 17, 2023

6301 Preston Rd Suite 700
Plano, TX. 75024
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TRUELINE-GREENVILLE SPV, LLC
BALANCE SHEET
FROM JUNE 22, 2023 (INCEPTION) TO JUNE 30, 2023
_____

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	1,000
TOTAL LIABILITIES	1,000

MEMBERS' EQUITY

Retained Deficit	(1,000)
TOTAL MEMBERS' EQUITY	(1,000)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

TRUELINE-GREENVILLE SPV, LLC
STATEMENT OF OPERATIONS
FROM JUNE 22, 2023 (INCEPTION) TO JUNE 30, 2023
_____

Operating Expense	
Legal & Professional	1,000
	1,000
Net Loss from Operations	(1,000)
Other Income (Expense)	-
Net Loss	$ (1,000)

Net Loss For The Period	$	(1,000)
'Changes in operating assets and liabilities		
Changes in Accounts Payable		1,000
Net Cash Flows From Operating Activities		-
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

TRUELINE-GREENVILLE SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FROM JUNE 22, 2023 (INCEPTION) TO JUNE 30, 2023
_____

	Retained Deficit	Total Members' Equity
Balance at June 22, 2023 (Inception)	$ -	$ -
Net Loss	(1,000)	(1,000)
Balance at June 30, 2023	$ (1,000)	$ (1,000)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Trueline-Greenville SPV, LLC ("the Company") is a limited liability company organized under the State of South Carolina. The Company will operate as a passive holding company which shall include the purchase of Class C membership interest units in Trueline-Greenville, LLC via a regulation crowdfunding campaign.

Trueline-Greenville, LLC will operate a multi-purpose entertainment venue which will feature full-service food options along with entertainment venue options.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of an early-stage enterprise including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax return of the sole member and the applicable taxes, if any, are paid by the member.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The amount of deposits that exceeded Federal Deposit Insurance limits was $0 as of June 30, 2023.

NOTE D- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 17, 2023, the date that the financial statements were available to be issued.

EXHIBIT F

COUNTERPART SIGNATURE PAGE TO THE TRUELINE-GREENVILLE L.L.C.
OPERATING AGREEMENT

COUNTERPART EXECUTION PAGE

TO THE

OPERATING AGREEMENT

(as modified from time to time)

OF

TRUELINE-GREENVILLE SPV, LLC

a South Carolina limited liability company

This Joinder Agreement is effective as of _____, 20__ by the undersigned, _____ (the "Member"). As the owner of _____ Preferred Units in the Company, the Member agrees to become a Member of the Company and a party to the Operating Agreement of the Company.

MEMBER:

_____
(Print or Type)

_____
Signature

Trueline-Greenville SPV, LLC

By: Trueline Greenville Manager, LLC as Manager

By: _____

Its: